PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Exhibit 99.2
This

management’s

discussion

and

analysis

(“MD&A”)

is

intended

to

assist

readers

in

understanding

the

business
environment, strategies, performance and

risk factors of PyroGenesis

Canada Inc. (“PyroGenesis”, the “Company” or

“we”).
The MD&A provides the reader with a view

and analysis, from the perspective of

management, of the Company’s financial
results for the fourth quarter and for the year ended

December 31, 2022. The MD&A has been prepared in accordance with
National

Instrument

51-102,

Continuous

Disclosure

Requirements,

and

should

be

read

in

conjunction

with

the

audited
consolidated financial

statements and

related notes

thereto of

the Company

for the year

ended December 31,

2022. (the
“2022 consolidated

financial

statements”)

and

the Company’s

annual

information

form for

the year

ended December

31,
2022 (the “Annual Information Form”).
The 2022

consolidated financial

statements and

MD&A have

been reviewed

by PyroGenesis’

Audit Committee

and were
approved by its Board of Directors on

March 30, 2023. The Board of Directors is responsible

for ensuring that the Company
fulfills its

responsibilities

for financial

reporting

and is

ultimately responsible

for reviewing

and approving

the MD&A.

The
Board of Directors carries out this responsibility

principally through its Audit Committee.

The Audit Committee is appointed
by the Board of Directors and is comprised of independent

directors. The Audit Committee reports its findings

to the Board
of

Directors

for

its

consideration

when

it

approves

the

MD&A

and

consolidated

financial

statements

for

issuance

to
shareholders.
The following information takes

into account all material events

that took place up

until March 30, 2023, the

date on which
the Company’s Board of

Directors approved this MD&A.

Unless otherwise indicated, all

amounts are presented in

Canadian
dollars. The Company’s functional and reporting currency

is the Canadian dollar.
Additional information

regarding PyroGene

sis is

available on

the System

for Electronic

Document Analysis

and Retrieval
(“SEDAR) at www.sedar.com,

the Electronic Data

Gathering, Analysis,

and Retrieval system

(“EDGAR”) at

www.sec.gov,
and on the Company’s website at www.pyrogenesis.com

.
FORWARD-LOOKING

STATEMENTS
This MD&A

contains forward-looking statements

and forward-looking information

(collectively, “forward-looking statements”)
within the

meaning of

applicable securities

legislation. All

statements other

than statements

of historical

fact contained

in
this MD&A are

forward-looking statements,

including, without

limitation, the

Company’s statements

regarding its products
and

services;

relations

with

suppliers

and

clients;

future

financial

position;

business

strategies;

potential

acquisitions;
potential

business

partnering;

litigation;

and

plans

and

objectives.

In

certain

cases,

forward-looking

statements

can

be
identified

by

the

use

of

words

such

as

“plans”,

“expects”

or

“does

not

expect”,

“is

expected”,

“budget”,

“scheduled”,
“estimates”,

“forecasts”,

“intends”,

“anticipates”

or

“does

not

anticipate”,

or

“believes”,

or

variations

of

such

words

and
phrases

or

state

that

certain

actions,

events

or

results

“may”,

“could”,

“would”,

“might”

or

“will

be

taken”,

“occur”

or

“be
achieved” and similar words or the negative thereof. Although management of the Company believes that the expectations
represented

in

such

forward-looking

statements

are

reasonable,

there

can

be

no

assurance

that

such

expectations

will
prove to be correct.
In particular, this MD&A contains

forward-looking statements that relate, but are not limited,

to:
●

the Company’s business strategies, strategic objectives

and growth strategy;
●

the Company’s current and future capital resources

and the need for additional financing;
●

the Company’s

ability to

increase sales,

including the

results of

the successful

completion

of the

Company’s
current projects;
●

management’s

expectation

that the

Company will

achieve sustained

annual growth

and profitability,

and that
gross margins will increase resulting in a decrease in cost

of sales as a percentage of revenue; and
●

the Company’s overall financial performance.
By their

nature, forward-looking statements

require assumptions and

are subject

to inherent

risks and uncertainties

including
those discussed herein. In particular,

forward-looking statements relating to future sales,

growth and profitability are based

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
on the assumption that

current projects will

be completed, and

the Company will

be awarded certain

anticipated contracts
pursuant to

recent negotiations

with, and

statements

made by,

third parties.

There is

significant risk

that predictions

and
other

forward-looking

statements

will

not

prove

to

be

accurate.

Readers

are

cautioned

to

not

place

undue

reliance

on
forward-looking statements made herein because a number of factors could cause actual future results, conditions, actions
or

events

to

differ

materially

from

the

targets,

expectations,

estimates

or

intentions

expressed

in

the

forward-looking
statements.
Many factors could

cause the Company

’s actual

results, performance

or achievements

to be materially

different from

any
future results,

performance or

achievements that

may be

expressed or

implied by

forward-looking statements,

including,
without limitation,

risks

and uncertainties

relating to:

the strength

of the

Canadian,

US, European

and Asian

economies;
operational, funding,

and liquidity

risks; unforeseen

engineering and

environmental problems;

delays or

inability to

obtain
required

financing

and/or

anticipated

contracts;

risks

associated

with

licenses,

permits

and

regulatory

approvals;

supply
interruptions or labour disputes;

the impact of the Coronavir

us (COVID-19) pandemic on

our business and our operations;
foreign

exchange

fluctuations

and

collection

risk;

competition

from

other

suppliers,

or

alternative,

less

capital

intensive,
energy

solutions;

and

risk

factors

described

elsewhere

under

the

heading

“Risk

Factors”

in

this

MD&A

and

the

Annual
Information Form, and

elsewhere in this

MD&A and other

filings that the

Company has

made and may

make in the

future
with

applicable

securities

regulatory

authorities.

We

caution

that

the

foregoing

list

of factors

is not

exhaustive,

and

that,
when relying

on forward-looking

statements to

make decisions

with respect

to the Company,

investors and

others should
carefully consider these factors, as well

as other uncertainties and potential events, and

the inherent uncertainty of forward-
looking statements.
Although

the

Company

has

attempted

to

identify

significant

factors

that

could

cause

actions,

events

or

results

to

differ
materially

from

those

described

in

forward-looking

statements,

there

may be

other

factors

that

cause

actions,

events

or
results

not

to

be

as anticipated,

estimated

or

intended.

There

can be

no

assurance

that

forward-looking

statements

will
prove to be accurate,

as actual results

and future events

could differ materially

from those anticipated in

such statements.
Accordingly,

readers

should

not

place

undue

reliance

on

forward-looking

statements.

Forward-looking

statements

are
provided as

of the

date of

this MD&A,

and the

Company assumes

no obligation

to update

or revise

such forward-looking
statements to reflect new events or circumstances except as

required under applicable securities laws.
The forward-looking statements

contained herein are expressly

qualified in their entirety

by this cautionary statement.

The
forward-looking statements included in

this MD&A are made

as of the

date of this

MD&A or such

other date specified

herein.
BASIS OF PRESENTATION
For reporting purposes, we prepared the 2022 consolidated financial statements in accordance with International Financial
Reporting

Standards

(“IFRS”)

as

issued

by

the

International

Accounting

Standards

Board.

The

financial

information
contained

in

this

MD&A

was

derived

from

the

2022

consolidated

financial

statements.

Unless

otherwise

indicated,

all
references to “$” are to Canadian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to
the

2022

consolidated

financial

statements.

Certain

totals,

subtotals

and percentages

throughout

this

MD&A

may

not
reconcile due to rounding.
NON-IFRS MEASURES
This MD&A

makes reference

to certain

non-IFRS measures.

These measures

are not

recognized measures

under IFRS
and

do

not

have

a

standardized

meaning

prescribed

by

IFRS

and

are

therefore

unlikely

to

be

comparable

to

similar
measures presented

by other

companies. Rather,

these measures

are provided

as additional

information to

complement
those

IFRS

measures

by

providing

further

understanding

of

our

results

of

operations

from

management’s

perspective.
Accordingly, these measures should

not be

considered in isolation

nor as

a substitute for

analysis of our

financial information
reported under IFRS.
We use

non-IFRS measures,

including EBITDA

and Modified

EBITDA, both

of which are

not considered

an alternative

to
income or loss from operations, or to net earnings or loss,

in the context of measuring a company’s performance.

EBITDA
is used by

management in order

to facilitate operating

performance comparisons from

period to period,

to prepare annual
operating budgets and forecasts and to determine components of management compensation.

Management believes that
EBITDA is used

by investors

as it provides

supplemental measures

of operating performance

and thus highlight

trends in
our business that may not otherwise be apparent when relying solely on IFRS measures, and to compare the results of our operations with other entities with

similar structures. Modified EBITDA is used

my management as it

brings additional clarity
to operating performance, as it eliminates variations in the fair value of strategic investments,

among others, which may be

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
beyond

the

control

of

the

Company.

Management

believes

that

investors

use

Modified

EBITDA

for

similar

purposes

as
management and to evaluate performance while adjusting for non-cash discretionary expenses. Modified EBITDA allows a more appropriate

comparison to

other companies

whose earnings

or loss

is not

adjusted by

fair value

adjustments from
strategic investments.

The Company also uses

“
Backlog ” or “
Backlog of signed

and/or awarded contracts
” interchangeably,
as a non-IFRS measure. Backlog figures allow management

of the Company to foresee and predict their future

needs and
resource

planning.

Management

believes

that

“Backlog”

is

used

by

investors

to

evaluate

the

Company,

their

future
performance and better understand the production capacity.

EBITDA:

We define EBITDA as net earnings before net

financing costs, income taxes, depreciation and

amortization. See
“Results of Operations - Reconciliation of Non-IFRS measures

(EBITDA and Modified EBITDA)”.
Modified EBITDA: We defined Modified EBITDA as EBITDA and adjust for non-cash items namely share-based payments expenses

and

Changes

in

fair

value

of

strategic

investments.

See

“Results

of

Operations

-

Reconciliation

of

Non-IFRS
measures (EBITDA and Modified EBITDA)”.
Backlog or

Backlog

of

signed

and/or awarded

contracts:
This

measure

is

defined

as

contracts

with

customers,

firm
purchase

order

and

contracts

agreed

between

us

and

the

customer,

whereby

we

can

determine

the

proceeds

and

the
obligations to perform.
OVERVIEW
PyroGenesis Canada Inc. is a leader in the design, development, manufacture and commercialization of advanced plasma
processes. We provide

engineering and

manufacturing expertise, cutting-edge

contract research, as

well as

turnkey process
equipment

packages

to the

defense,

metallurgical,

mining,

additive

manufacturing

(including

3D printing),

oil &

gas, and
environmental

industries.

With a

team

of

experienced

engineers,

scientists

and

technicians

working

out

of

our

Montreal
office

and

our 40,902

sq.

ft.

(3,800

m²)

and

31,632

sq.

ft. (2,940

m²) manufacturing

facilities,

PyroGenesis

maintains

its
competitive

advantage

by

remaining

at

the

forefront

of

technology

development

and

commercialization.

Our

core
competencies allow

PyroGenesis to

lead the

way in

providing innovative

plasma torches,

plasma waste

processes, high-
temperature

metallurgical

processes,

and

engineering

services

to

the

global

marketplace.

Our

operations

are

ISO
9001:2015 and AS9100D certified, having

been ISO certified since 1997.

Since our acquisition of

Pyro Green-Gas (formerly
AirScience Technologies

Inc), we

now offer

technologies, equipment,

and expertise

in the

area of

biogas upgrading,

and
air pollution control

.

As a result,

we have extended

our presence

to Italy and

India, and this

acquisition provides

potential
synergies

with

our

current

land-based

waste

destruction

offerings.

Our

common

shares

are

listed

on

the

Toronto

Stock
Exchange (TSX)

(Ticker Symbol:

PYR), NASDAQ (Ticker

Symbol: PYR) and

the Frankfurt

Stock Exchange (FSX)

(Ticker
symbol: 8PY).
This MD&A

includes the

accounts of

the Company,

Pyro Green-Gas

Inc (including

the subsidiaries

in Italy

and India)

as
well as Drosrite

International LLC (“Drosrite

International). Drosrite International

is owned by

a member of

the Company’s
key management

personnel and

close family

member of

the Chief

Executive Officer

(“CEO”) and

controlling shareholder
and is

deemed for

the purposes

of the

2022 consoli

dated financial

statements to

be controlled

by the

Company.

Unless
otherwise

stated,

reference

to

subsidiaries

in

the

2022

consolidated

financial

statements

and

this

MD&A

shall

include
Drosrite International and/or Pyro Green-Gas Inc. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
INFORMATION

FROM

CONSOLIDATED

STATEMENT

S

OF

COMPREHENSIVE

LOSS

FOR

THE

QUARTERS
AND YEARS ENDED DECEMBER 31:
Three months ended Dec 31 % Change Twelve months ended Dec 31 % Change
2022 2021 2022vs2021 2022 2021 2022vs2021
Revenues $ 3,301,777 $ 7,205,349 (54) % $ 19,013,503 $ 31,068,350 (39) %
Cost of sales and services 2,822,062 5,902,560 (52) % 10,869,616 18,636,539 (42) %
Gross margin 479,715 1,302,789 (63) % 8,143,887 12,431,811 (34) %
Expenses
Selling, general and administrative (not
including share-based expenses) 9,093,820 7,071,471 29% 23,486,971 17,474,390 34%
Research and development 740,603 1,149,140 (36) % 2,317,973 2,535,987 (9) %
Total expenses (not including share-based
expenses) 9,834,423 8,220,611 20% 25,804,944 20,010,377 29%
Net (loss) income from operations (not
including share-based expenses) (9,354,708) (6,917,822) 35% (17,661,057) (7,578,566) 133%
Share-based expenses (1,316,221) (4,878,526) (73) % (5,538,463) (9,762,745) (43) %
Net loss from operations (10,670,929) (11,796,348) (10) % (23,199,520) (17,341,311) 34%
Changes in fair market value of strategic
investments and financial expenses (264,231) (11,349,913) (98) % (8,891,523) (21,830,588) (59) %
Income taxes (189,069) (739,960) (74) % 75,984 (739,960) (110) %
Net loss $ (10,746,091) $ (22,406,301) (52) % $ (32,167,027) $ (38,431,939) 16%
Foreign currency translation gain (loss) on
investments in foreign operations (72,664) 3,444 2,210% (3,042) 3,444 188%
Comprehensive loss $ (10,818,755) $ (22,402,857) (52) % $ (32,170,069) $ (38,428,495) (16) %
Loss per share
Basic $ (0.06) $ (0.13) $ (0.19) $ (0.23)
Diluted $ (0.06) $ (0.13) $ (0.19) $ (0.02)
Modified EBITDA
(1)
$ (8,549,513) $ (6,522,877) 31% $ (15,546,347) $ (6,182,695) 151%
1

See “Non-IFRS Measures”

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
INFORMATION

FROM

CONSOLIDATED

STATEMENT

S

OF

COMPREHENSIVE

LOSS

FOR

THE YEARS

ENDED
DECEMBER 31:
Dec 31, 2022 Dec 31, 2021 Dec 31, 2020
Revenues $ 19,013,503 $ 31,068,350 $ 17,775,029
Cost of sales and services 10,869,616 18,636,539 7,472,361
Gross margin 8,143,887 12,431,811 10,302,668
Expenses
Selling, general and administrative (not including share-
based expenses) 23,486,971 17,474,390 8,089,945
Research and development 2,317,973 2,535,987 (731,077)
Total

expenses (not including share-based expenses)
25,804,944 20,010,377 7,358,868
Net (loss) income from operations (not including
share-based expenses) (17,661,057) (7,578,566) 2,943,800
Share-based expenses (5,538,463) (9,762,745) (4,244,608)
Net loss from operations (23,199,520) (17,341,311) (1,300,808)
Changes in fair market value of strategic investments and
financial expenses (8,891,523) (21,830,588) 44,102,624
Income taxes 75,984 (739,960) 1,033,412
Net income (loss) and comprehensive income (loss) $ (32,167,027) $ (38,431,939) $ 41,768,404
Foreign currency translation gain (loss) on investments

in
foreign operations (3,042) 3,444 —
Comprehensive income (loss) $ (32,170,069) $ (38,428,495) $ 41,768,404
Earnings (loss) per share
Basic $ (0.19) $ (0.23) $ 0.28
Diluted $ (0.19) $ (0.23) $ 0.27
Modified EBITDA
(1)
$ (15,546,347) $ (6,182,695) $ 3,442,443
1

See “Non-IFRS Measures”
SELECTED FINANCIAL INFORMATION
Dec 31, 2022 Dec 31, 2021 Dec 31, 2020
Current assets 27,448,182 38,758,984 25,336,787
Non-current assets 20,218,568 31,011,693 49,194,591
Total assets $ 47,666,750 $ 69,770,677 $ 74,531,378
Current liabilities 25,797,473 24,752,199 11,539,208
Non-current liabilities 5,000,350 4,249,724 3,569,064
Total liabilities $ 30,797,823 $ 29,001,923 $ 15,108,272
Shareholders' equity $ 16,868,927 $ 40,768,754 $ 59,423,106

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
FINANCIAL CONDITION
December 31, $ Change
2022 2021 2022vs2021
Current Assets
Cash and cash equivalents $ 3,445,649 $ 12,202,513 (8,756,864)
Accounts receivable 18,624,631 17,639,616 985,015
Costs and profits in excess of billings on uncompleted contracts 1,051,297 4,922,710 (3,871,413)
Inventory 1,876,411 887,590 988,821
Investment tax credits receivable 276,404 256,513 19,891
Income tax receivable 14,169 117,029 (102,860)
Current portion of deposits 432,550 1,328,452 (895,902)
Current portion of royalties receivable 455,556 311,111 144,445
Contract assets 499,912 375,789 124,123
Prepaid expenses 771,603 717,661 53,942
Total Current Assets $ 27,448,182 $ 38,758,984 (11,310,802)
Non-Current assets
Deposits 46,053 248,756 (202,703)
Strategic investments 6,242,634 14,901,659 (8,659,025)
Property and equipment 3,393,452 3,712,937 (319,485)
Right-of-use-assets 4,818,744 5,765,993 (947,249)
Royalties receivable 952,230 947,543 4,687
Intangible assets 2,104,848 2,774,198 (669,350)
Goodwill 2,660,607 2,660,607 —
Total Non-Current Assets $ 20,218,568 31,011,693 (10,793,125)
Current Liabilities
Bank indebtedness 991,902 — 991,902
Accounts payable and accrued liabilities 10,115,870 10,069,177 46,693
Billings in excess of costs and profits on uncompleted contracts 9,670,993 9,400,231 270,762
Current portion of term loans 69,917 83,004 (13,087)
Current portion of lease liabilities 2,672,212 2,934,236 (262,024)
Balance due on business combination 2,088,977 2,242,503 (153,526)
Income tax payable 187,602 23,048 164,554
Total Current Liabilities $ 25,797,473 24,752,199 1,045,274
Non-current Liabilities
Lease liabilities 2,861,482 2,389,729 471,753
Term

loans
320,070 107,901 212,169
Balance due on business combination 1,818,798 1,709,700 109,098
Deferred income taxes — 42,394 (42,394)
Total Non-Current Liabilities $ 5,000,350 $ 4,249,724 750,626
Working capital, (expressed as current assets less current liabilities)

varied year-over-year by $12.4 million, mainly a result
of:
●

a decrease of cash and cash equivalents of $8.8 million, explained in the section Summary of Cash Flows,
●

an

increase

of

$1.0

million

of

accounts

receivable

as

the

Company

has

reached

the

invoicing

milestones

on
contracts in progress and offset by $4.15 million as

a result of the increased allowance for credit loss,
●

a decrease of $3.6 million in costs and profits

in excess of billings on uncompleted contracts related

to invoicing to
customers upon successfully reaching contract milestones

and such amounts are converted

to accounts receivable
and $0.3 million as a result of

the allowance for credit loss on costs and profits

in excess of billings on uncompleted
contracts,

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
●

an increase

in $1 million

of inventory

as the

Company continues

to source

materials for

production and

minimize
the risks of transport delays and reduce lead time to its

customers,
●

a decrease of $0.9 million in current portion of deposits due to the timing of deposits with suppliers,
●

an increase of $1

million in bank indebtedness,

due to the usage

of the credit facilities

by Pyro Green-Gas and

its
Italian subsidiary,

and
●

an

increase

of

$0.3

million

in

billings

in

excess

of

costs

and

profits

in

uncompleted

contracts

due

to

proceeds
received on a contract signed close to the December 31, 2022,

year-end.
Non-current assets varied year-over-year by $10.8 million

,

mainly a result of:
●

a decrease of $8.7

million in strategic investments is

mainly attributable to the $8.3

million decrease in the

fair value
of the common shares

and warrants owned

of HPQ Silicon Inc.

and the net result

of purchases and disposition

of
common share of HPQ Silicon Inc. during the year 2022,
●

a

decrease

of

property

and

equipment

of

$0.3

million

due

to

annual

depreciation

including

the

assets

under
construction placed in service,
●

a decrease of $0.9 million in right-of-use-assets due to timing of lease maturity dates, and
●

a decrease of

$0.7 million in

intangible assets due

to the amortization

of the intangible

asset from the

2021 business
combination as well as the HP Torch

and SPARC

patents,

Non-current liabilities varied year-over-year by $0.8 million

,

mainly a result of:
Reimbursement of lease

payments made in

advance, an increase

in the Economic

Development Agency loan,

and timing
of the expected payments related to the balance due on

business combination.
RESULTS OF OPERATIONS
Revenues
PyroGenesis recorded

revenue of

$3.3 million

in the fourth

quarter of

2022 (“Q4,

2022”), representing

a decrease

of $3.9
million compared with

$7.2 million recorded

in the fourth

quarter of 2021

(“Q4, 2021”). Revenue

for fiscal 2022

was $19.0
million a decrease of $12.1 million over revenue of $31

.1 million compared to fiscal 2021.
Revenues recorded in fiscal 2022 were generated primarily

from:
Three months ended Dec 31 % Change Twelve months ended Dec 31 % Change
2022 2021 2022vs2021 2022 2021 2022vs2021
High purity metallurgical grade
silicon & solar grade silicon from
quartz (PUREVAP™) $ 824,894 $ 938,211 (113,317) $ 6,272,697 $ 6,138,111 134,586
Aluminium and zinc dross
recovery (DROSRITE™) 504,760 1,567,641 (1,062,881) 1,912,807 7,940,771 (6,027,964)
Development and support
related to systems supplied to
the U.S. Navy (468,812) 845,621 (1,314,433) 1,288,356 7,522,809 (6,234,453)
Torch-related sales 2,110,497 651,661 1,458,836 5,558,210 2,084,511 3,473,699
Biogas upgrading and pollution
controls 86,593 3,152,524 (3,065,931) 3,347,443 6,800,090 (3,452,647)
Other sales and services 243,845 49,691 194,154 633,990 582,058 51,932
Revenue $ 3,301,777 $ 7,205,349 (3,903,572) $ 19,013,503 31,068,350 (12,054,847)
Q4, 2022 revenues decreased by $3.9 million, mainly

as a result of:
●

PUREVAP™

related sales

decreased by

$0.1 million

due to

the project

nearing its

completion, with

the phase

of
the project being mainly testing,
●

DROSRITE™

related sales

decreased by

$1 million

due to customer

delays in

funding for

the construction

of the
onsite facility,

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
●

Support services

related to

systems supplied

for the

US Navy

decreased by

$1.3 million

due to

a revision

in the
cost

budget

which

effects

the

revenue

recognized

by

percentage

completion.

As

of

December

31,

2022

the
customer has not provided

a firm purchase order

for the change in

project scope, however,

the Company expects
to do so in 2023

and
●

Biogas upgrading and pollution controls related sales decreased by $3.1 million due to clients requesting additional
modifications prior to installation and commissioning, as

well as continuous testing to achieve desired results.
Fiscal 2022 revenues decreased by $12.1 million, mainly as a result of:
●

DROSRITE™

related

sales

decreased

by $6.0

million

due

to

client

delays

in

funding

for

the

construction

of the
onsite facility,
●

Support services related to systems supplied for the US Navy decreased by $6.2 million due to the project nearing
its completion with remaining

milestones based largely

on inspections and shipment

of the equipment,

as well as,
additional out of scope work costs incurred and not yet reflected in receipt of purchase order modifications,

and
●

Biogas upgrading and pollution controls

decreased by $3.4 million due to

the continuous effort in reaching

desired
results in order to advance to final steps, such as, commissioning.
PUREVAP™

related

sales

includes

revenue

from

the

sale

of

technologies

in

the

amount

of

$3.6

million

($3.3

million

in
2021). See note 7 to the 2022 consolidated financial statements.
As of

March 30, 2023,

revenue expected to

be recognized

in the

future related

to backlog

of signed

and/or awarded

contracts
is $32.4

million.

Revenue will

be recognized

as the

Company satisfies its

performance obligations under

long-term contracts,
which is expected to occur over a maximum period of

approximately 3 years.
Cost of Sales and Services
Three months ended Dec 31 % Change Twelve months ended Dec 31 % Change
2022 2021 2022vs2021 2022 2021 2022vs2021
Employee compensation $ 1,014,363 $ 769,322 32% $ 3,668,261 $ 2,650,739 38%
Subcontracting 113,610 210,848 (46) % 1,323,092 872,933 52%
Direct materials 1,005,318 4,498,835 (78) % 4,698,982 14,252,205 (67) %
Manufacturing overhead & other 265,579 434,778 (39) % 1,371,462 1,111,975 23%
Foreign exchange charge on
materials 224,880 (306,918) (173) % (999,548) (568,531) 76%
Investment tax credits (23,440) (65,326) (64) % (70,663) (148,695) (52) %
Amortization of intangible assets 221,752 361,021 (39) % 878,030 465,913 88%
Total Cost of Sales and
Services $ 2,822,062 $ 5,902,560 (52) % $ 10,869,616 $ 18,636,539 (42) %
Gross Margin
Three months ended Dec 31
Twelve months

ended Dec 31
2022 2021 2022 2021
Revenues $ 3,301,777 $ 7,205,349 $ 19,013,503 $ 31,068,350
Cost of Sales and Services 2,822,062 5,902,560 10,869,616 18,636,539
Gross Margin $ 479,715 $ 1,302,789 $ 8,143,887 $ 12,431,811
Gross Margin % 14.5% 18.1% 42.8% 40.0%
Cost of sales

and services was

$2.8 million in

Q4, 2022, representing

a decrease of

52% compared to

$5.9 million in

Q4,
2021, primarily due to

decreases in subcontracting

$0.1 million (Q4, 2021

- $0.2 million),

direct materials $1.0

million (Q4,
2021 -

$4.5 million

), manufacturing

overhead &

other $0.3

million (Q4,

2021 - $0.4

million), foreign

exchange

charge on
materials

$0.2

million,

(Q4,

2021

–

($0.3

million),

which

is

largely

due

to

the

decrease

in

product

and

service-related
revenues, as well as being negatively

impacted by the foreign exchange charge

on materials, and a decrease in

investment
tax credits ($0.02 million)

due to a lower levels of qualifying projects.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Fiscal 2022,

cost of

sales and

services

was $10.9

million,

representing

a decrease

of 42%

compared to

$18.6 million

in
2021, primarily due

to the

decrease of product

and service-related revenues

in the Company

and its

subsidiaries.

Decreases
in direct materials $4.7 million (2021 - $14.3 million)

and investment tax credits ($0.07 million)

(2021 – ($0.1 million)), were
offset by the increases

in employee compensation $3.7

million (2021

- $2.6 million), subcontracting $1.3

million (2021 - $0.9
million),

manufacturing

overhead &

other

$1.4

million

(2021 -

$1.1

million),

foreign

exchange

charge

on

materials

($1.0
million) (2021

– ($0.6

million), totaling

an increase

of $5.4

million compared

to $4.1 million

in 2021.

The increase in

employee
compensation,

subcontracting,

and

manufacturing

overhead

& other

is primarily

related to

an

increase

in labour

intense
projects,

which require additional engineering hours,

as well as specific subcontracting work

related to equipment capacity
improvements, mainly for

torch-related sales, and

the increase to

manufacturing and

other was due

to higher utility

costs,
and

equipment

rentals,

such

as

cranes

and

power

generators.

These

increases

were

offset

by

the

decrease

in

direct
materials and by the foreign exchange charge on materials.
The gross margin for Q4,

2022 was $0.5 million or

14.5%

of revenue compared to a gross

margin of $1.3 million or

18.1%
of revenue for Q4,

2021, the decrease

in gross margin

was mainly attributable

to the negative

impact in foreign exchange
charge on materials of $0.5

million.

Fiscal 2022,

gross margin

was $8.1

million or

42.8% of

revenue compared

to a

gross margin

of $12.4

million or

40% for
fiscal 2021. As a result of the type of contracts being executed, the nature of the project activity, as well as the composition of the

cost of

sales and

services, the

mix between

labour,

materials and

subcontracts

may be

significantly different.

The
cost of sales and services for 2022 and 2021 are

in line with management’s expectations and with the nature

of revenue.
Investment tax

credits recorded

against cost

of sales

are related

to projects

that qualify

for tax

credits from

the provincial
government of Quebec.

Qualifying tax credits

decreased in Q4,

2022 to $0.02

million compared to

$0.07 million for

Q4,2021.
In 2022,

$0.07 million

compared to

$0.1 million

in 2021.

The decrease

in fiscal

2022 is

primarily related

to less

contracts
being eligible for qualifying tax credits.
The amortization

of intangible

assets

for Q4,

2022 was

$0.2 million

compared

to $0.4

million for

Q4, 2021.

In 2022,

the
amortization of intangible

assets was

$0.9 million compared

to $0.5 million

for 2021. The

increase in 2022,

relates mainly
to the intangible assets in connection with

the Pyro Green-Gas acquisition, patents and deferred development costs. These expenses are non-cash items

and will be amortized over the duration of the patent lives.
Selling, General and Administrative Expenses
Three months ended Dec 31 % Change

Twelve months ended Dec 31
% Change
2022 2021 2022vs2021 2022 2021 2022vs2021
Employee compensation $ 2,458,487 $ 4,648,952 (47) % $ 8,094,226 $ 8,664,603 (7) %
Share-based expenses 1,316,221 4,878,526 (73) % 5,538,463 9,762,745 (43) %
Professional fees 1,473,164 998,098 48% 5,129,384 3,884,734 32%
Office and general 454,881 125,224 263% 1,154,327 609,353 89%
Travel 79,875 37,193 115% 283,142 114,206 148%
Depreciation of property
and equipment 157,011 102,024 54% 603,894 356,103 70%
Depreciation of ROU
assets 156,362 166,223 (6) % 635,828 570,411 11%
Investment tax credits (7,500) (9,007) (17) % (30,000) (32,486) (8) %
Government grants (67,268) (32,612) 106% (204,791) (76,845) 166%
Other expenses (91,191) 1,035,375 (109) % 3,340,961 3,384,311 (1) %
Bad debt provision 4,480,000 –— 100% 4,480,000 –— 100%
Total selling, general and
administrative $ 10,410,042 $ 11,949,996 (13) % $ 29,025,434 $ 27,237,135 7%
Included within Selling, General and Administrative expenses (“SG&A”) are costs associated with corporate administration, business development, project proposals, operations

administration, investor relations and employee training.
SG&A expenses for Q4, 2022 were $10.4 million, representing a decrease of 13%

compared to $11.9 million

for Q4, 2021.
The decrease is mainly a result of employee compensation decreasing to $2.5 million (Q4, 2021

– 4.6 million), due to lower

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
levels of eligible commissions and bonuses, a decrease in share-based compensation of $3.6 million

(a non- cash expense
related

to

a

Q4

2021

grant

not

repeated

in

2022),

and

a

decrease

in

other

expenses,

which

in

Q4

2021

comprised

of
insurances, taxes, interest, and bank charges.

Professional fees for Q4 2022 were greater due

to an increase in legal fees,
accounting fees,

investor relation

fees and

patent expenses. In

addition, in

Q4 2022

a credit

loss of

$4.5 million

was recorded
related to collection of accounts receivable, also a non-cash expense.

SG&A expenses

for fiscal

2022 were

$29.0

million,

representing

an

increase

of

7% compared

to

$27.2

million for

fiscal
2021. The SG&A expense now includes

those of Pyro Green-Gas for the full year, versus approximately 5 months for fiscal
2021, increased due to the following:

i)

a

decrease

of

$0.6

million

in

employee

compensation

primarily

due

to

a

decrease

in

commissions

and
bonuses,
ii)

an increase of $1.3 million

for professional fees, primarily due

to an increase in consulting fees,

accounting
and audit fees, legal fees, investor relation fees and public listing fees,
iii)

an

increase

of

$0.5

million

in

office

and

general

expenses,

is

primarily

due

to

information

technology
expenses including those related to the new ERP system

,
iv)

depreciation on property

and equipment increased

by $0.2 million

due to higher

amounts

of property and
equipment being depreciated,
v)

Bad debt

provision increased

by $4.5

million, of

which $4.2

million is

attributable to

accounts receivable
and $0.3 million related to costs and profits in excess

of billings on uncompleted contracts.
Separately,

share-based

payments

decreased

to

$1.3

million

for

Q4,

2022

(Q4,

2021

-

$4.9

million)

and

decreased

to
$5,538,463

in

2022,

compared

to

$9,762,745

over

the

same

period

in

2021.

This

was

directly

impacted

by

the

vesting
structure of

the stock

option plan

with options

vesting between

10% and

100% on

the grant

date requiring

an immediate
recognition of that cost.
Depreciation on Property and Equipment
Three months ended Dec 31
% Change
Twelve months ended Dec 31
% Change
2022 2021 2022vs2021 2022 2021 2022vs2021
Depreciation of property
and equipment $ 157,011 $ 102,024 54% $ 603,894 $ 356,103 70%
During

the

three

months

ended

December

31,

2022,

deprecation

on

property

and

equipment

increased

to

$0.2

million
compared to $0.1 million

for the same period in

the prior year. The 54% increase

is due to the

equipment under construction
placed in service.
The depreciation on property and equipment

increased to $0.6 million in 2022, compared

to $0.4 million in 2021. The 70%
increase is due to higher amounts of property and equipment

being depreciated.
Research and Development (“R&D”) Expenses
Three months ended Dec 31
% Change
Twelve months ended Dec 31
% Change
2022 2021 2022vs2021 2022 2021 2022vs2021
Employee compensation $ 201,756 $ 186,677 8% $ 814,334 $ 777,870 5%
Investment tax credits (22,637) 757,946 103% (68,771) 684,709 110%
Subcontracting 50,590 14,356 252% 142,027 135,066 5%
Materials and equipment 288,315 136,982 110% 1,033,235 912,456 13%
Other expenses 222,579 68,956 223% 397,148 175,461 126%
Sub-total before
government grants $ 740,603 $ 1,164,917 (36) % $ 2,317,973 $ 2,685,562 (14) %
Government grants — (16,115) (100) % — (149,575) (100) %
Total net R&D expenses $ 740,603 $ 1,148,802 (36) % $ 2,317,973 $ 2,535,987 (9) %

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
During

the

three

months

ended

December

31,

2022,

the

Company

incurred

$0.7

million

of

R&D

expenses,

net

of
government grants, on internal projects in Q4 2022, a decrease of 36% compared to $1.1 million for the same period in the prior year.

The Company

incurred $2.3 million

of R&D expenses,

net of government

grants, on

internal projects in

2022, a

decrease
of 9% compared to $2.5 million in 2021. The

decrease in 2022 is due to a decrease

in R&D activities, the type of contracts
being executed, the nature of the project activity,

and the decrease in government grants of $Nil compared to ($0.1 million)
reported in 2021.
In addition to internally funded

R&D projects, the Company also

incurred R&D expenditures during

the execution of client-
funded projects. These expenses are

eligible for Scientific Research and

Experimental Development (“SR&ED”) tax credits.
SR&ED tax credits on client-funded projects are applied against cost of sales and services (see “Cost of Sales”

above).
Financial Expenses
Three months ended Dec 31
% Change
Twelve months ended Dec 31
% Change
2022 2021 2022vs2021 2022 2021 2022vs2021
Interest on term loans 160 84,203 (100) % 3,198 87,775 (97) %
Interest on lease liabilities 94,421 86,177 10% 378,611 307,691 23%
Interest on balance due
on business combination 3,040 110,203 (97) % 173,350 110,203 57%
Interest accretion of
royalty receivable (40,278) 16,283 (347) % (118,290) (132,808) (11) %
Interest accretion of term
loan 8,032 3,219 250% 28,229 12,185 232%
Penalties and other
interest (38,340) 4,320 (802) % 85,644 19,324 489%
Financial expenses $ 27,035 $ 304,405 (91) % $ 550,742 $ 404,370 36%
During the three

months ended December 31,

2022, financial expenses decreased

to $0.03 million

compared to $0.3 million
for the same period in the prior year. The decrease is due to the various decreases in interest on term loans, penalties, and
other interest expenses,

not repeated in 2022.
Financial expenses for

2022 totaled $0.6

million as compared

with $0.4 million

for 2021, representing

an increase of

$0.1
million year-over-year.

The increase

in finance

costs, is

primarily attributable

to the

increase

in accretion

on the

balance
due on business combination and interest on the increased

lease liability balance.
Strategic Investments
Three months ended Dec 31 % Change Twelve months ended Dec 31 % Change
2022 2021 2022vs2021 2022 2021 2022vs2021
Changes to fair value
of strategic
investments $ (237,194) $ (11,045,508) 98% $ (8,340,781) $ (21,426,218) 61%
During the

three months ended

December 31, 2022,

the adjustment to

the fair market

value of

strategic investments resulted
in a loss of $0.2

million compared to $11

.0 million for the same

period in the prior

year. The

98% increase is primarily

due
to the closing share price of the HPQ common shares,

used in determining the fair value.
The adjustment to the fair market

value of strategic investments in 2022 resulted

in a loss of $8.3

million compared to a loss
in the

amount of

$21.4

million in

2021,

representing

a variation

of $13

.1 million

.

The variation

is primarily

attributable to
closing share price of the HPQ common shares, used in determining the fair value of common shares and warrants owned
by the Company of HPQ Silicon Inc.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Comprehensive loss
Three months ended Dec 31
% Change
Twelve months ended Dec 31
% Change
2022 2021 2022vs2021 2022 2021 2022vs2021
Comprehensive
loss $ (10,818,755) $ (22,402,857) (52) % $ (32,170,069) $ (38,428,495) (16) %
The comprehensive

loss for

2022 of

$32.2 million

compared to

a loss

of $38.4

million,

in 2021,

represents a

decrease of
16% year-over-year.

The variation

of $6.3 million

in the comprehensive

loss in 20

22 is primarily

attributable to

the factors
described above, which have been summarized as follows, and includes the profit and loss items of Pyro Green-Gas since
the acquisition date:
(i)

a decrease in product and service-related revenue of

$12.1 million arising in 2022,
(ii)

a

decrease

in

cost

of

sales

and

services

of

$7.8

million,

primarily

due

to

a

decrease

in

direct

materials,

and
investment tax credits,
(iii)

an increase in

SG&A expenses

of $1.8 million

arising in 2022

primarily due to

an increase in

professional fees,
office & general, travel, depreciation of property and

equipment, depreciation of ROU assets, government grants,
other expenses, and the allowance for credit loss of $4.5 million

,
(iv)

a

decrease

in

R&D

expenses

of

$0.2

million

primarily

related

to

the

decrease

in

government

grants

and

an
increase in investment tax credits,
(v)

a decrease in share-based expenses of $4.2 million,
(vi)

a decrease in changes in fair market value of strategic investments and net finance costs of $12.9 million,
(vii)

a decrease in income taxes of $815,944.
In Q4 2022,

the comprehensive

loss is

$11.6

million favorable,

compared to

Q4 2021,

due to the

reasons detailed

above
and summarized

mainly as

the reduction

is revenue

of $3.9

million,

favorable impact

of SG&A

salaries and

share-based
expenses, offset

by the

allowance

for credit

loss

of $4.48

million and

an adjustment

for change

in fair

value of

strategic
investment which is $10.8 million favorable versus Q4 2021.
Reconciliation of Non-IFRS measures (EBITDA,

Adjusted and Modified)
Three months ended Dec 31 % Change Twelve months ended Dec 31 % Change
2022 2021 2022vs2021 2022 2021 2022vs2021
Comprehensive loss $ (10,818,755) $ (22,402,857) (52) % $ (32,170,069) $ (38,428,495) (16) %
Depreciation of property and
equipment 157,011 102,024 54% 603,894 356,103 70%
Depreciation of ROU assets 156,362 166,223 (6) % 635,828 570,411 11%
Amortization of intangible
assets 218,760 353,333 (38) % 878,030 465,913 88%
Financial expenses 183,694 74,326 147% 550,742 404,370 36%
Income taxes — (739,960) (100) % 75,984 (739,960) 110%
EBITDA
(1)
$ (10,102,928) $ (22,446,911) (55) % $ (29,425,591) $ (37,371,658) (21) %
Other non-cash items:
Share-based expenses 1,316,221 4,878,526 (73) % 5,538,463 9,762,745 (43) %
Change in fair value of
investments 237,194 11,045,508 (98) % 8,340,781 21,426,218 (61) %
Modified EBITDA
(1)
$ (8,549,513) $ (6,522,877) 31% $ (15,546,347) $ (6,182,695) 151%

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
1

See “Non-IFRS Measures”
The

EBITDA

in

2022

was

a

$29.4

million

loss

compared

to

an

EBITDA

loss

of

$37.4

million

for

2021,

representing

n
decrease

of

21% year-over-year.

The

variation

in

the

EBITDA

in

2022

compared

to

2021

is

due

to

the

decrease

in
comprehensive

loss

of

$6.2

million,

offset

by

an

increase

in

depreciation

on

property

and

equipment

of

$0.2

million,

an
increase

in

depreciation

on

right-of-use

assets

of

$0.07

million,

an

increase

in

amortization

of

intangible

assets

of

$0.4
million, an increase in

finance charges of $0.1

million and an increase in

income taxes of $0.8

million.

The 2022 Q4 EBITDA
varied by $12.3 million mainly

due to the reduced

comprehensive loss in the

quarter, and

to the income tax reversal

in Q4
2021, which was not repeated in 2022.
The

Modified

EBITDA

in

2022

was

a

$15.5

million

loss

compared

to

a

Modified

EBITDA

loss

of

$6.2

million

for

2021,
representing

an

increased

loss

of

$9.3

million.

The

increase

in

the

Modified

EBITDA

loss

in

2022

is

attributable

to

the
decrease as mentioned above in the

EBITDA of $7.9 million and

a decrease in share-based expenses

of $4.2 million from
an expense not recurring

in 2022 and a decrease

in the change of

fair value of investments

of $13.1 million, based

on the
fair value of such

investment. The 2022

Q4 Modified EBITDA

is a loss of

$8.55 million which

is $2 million greater

than Q4
2021, due to the quarterly EBITDA variation explained above, a decreased share-based expense in the current quarter and
a fair value of the strategic investment which remained stable,

based on the share price of the investment.

SUMMARY OF QUARTERLY

RESULTS
2022 2021
Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Revenues $ 3,301,777 $ 5,657,783 $ 5,847,180 $ 4,206,762 $ 7,205,349 $ 9,317,926 $ 8,280,572 $ 6,264,503
Gross margin 479,715 4,113,176 2,499,273 1,051,723 1,302,789 4,052,531 4,933,481 2,143,010
Gross margin % 14.5% 72.7% 42.7% 25.0% 18.1% 43.5% 59.6% 34.2%
Comprehensive
income (loss) (10,818,755) (4,053,706) (13,039,531) (4,069,119) (22,402,857) 623,664 (20,362,205) 3,712,903
Earnings (loss) per
share
Basic (0.06) (0.02) (0.08) (0.02) (0.13) — (0.12) 0.02
Diluted (0.06) (0.02) (0.08) (0.02) (0.13) — (0.12) 0.02
The majority of PyroGenesis’

revenue is recognised over the time of

the contract and is dependent on the

timing of project
initiation and execution, including project

engineering, manufacturing, and testing. Revenues in

2022 include revenues from
the sale

of intellectual

property

and

royalties

of $3.6

million ($3.3

million

in 2021)

and

$280,842.14

($315,846

in

2021),
respectively.
LIQUIDITY AND CAPITAL

RESOURCES
As at December 31, 2022, the Company had cash of $3.4

million, included in the net working capital of $1.7 million.

Certain
working capital

items such

as
Billings in

excess

of costs

and profits

on uncompleted

contracts

do not

represent

a direct
outflow

of

cash.

The

Company

expects

that

with

its

cash,

liquidity

position,

the

proceeds

available

from

the

strategic
investment and access to capital markets it will be able

to finance its operations for the foreseeable future.
The Company’s

term

loan

balance

at December

31,

2022 was

$389,987,

and

the

increase

since

January

1, 2022,

was
mainly attributable to the additional proceeds received on the Economic Development

Agency of Canada loan. This loan is
interest free and will remain so, until

the balance is paid over the 60

month period ending March 2029. The average interest
expense on the other term loans was 7.2% in 2022 and in 2021. The Company does not expect changes to the structure of term loans in

the next fiscal

year. The Company maintained two

credit facilities which

bear interest at

variable rates of

7.45%
and

8%

at

December

31,

2022.

The

Company

expects

to

reimburse

a

portion

of

the

credit

facilities

during

2023,

and
extending the due date of the remaining balance, while

maintaining the similar conditions.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Total

Less

Carrying
contractual

than 1

Over 5
Value amount year 2-3 years 4-5 years

years
$ $ $ $ $ $
Bank indebtedness 991,902 991,902 991,902 — — —
Accounts payable and accrued
liabilities
1
9,620,591 9,620,591 9,620,591 — — —
Term

loans
389,987 520,444 59,917 190,587 180,000 89,940
Balance due on business combination 3,907,775 4,137,820 2,177,800 1,960,020 — —
Lease liabilities 5,533,694 6,745,329 2,984,243 1,165,281 703,816 1,891,989
20,443,949 22,016,086 15,834,453 3,315,888 883,816 1,981,929
1
Accounts payable and accrued liabilities exclude amounts

which are not financial liabilities.
SUMMARY OF CASH FLOWS
Three months ended Dec 31
Twelve months

ended Dec 31
2022 2021 2022 2021
Cash used in operating activities $ (1,226,224) $ (1,763,488) $ (11,128,885) $ (18,113,432)
Cash provided by (used in)
investing activities (111,458) 1,299,358 (368,180) 2,722,957
Cash provided by (used in)
financing activities 2,346,316 (3,128,952) 2,641,007 9,474,022
Effect of exchange rate changes on
cash denominated in foreign
currency 72,154 14,067 99,194 14,067
Increase (decrease) in cash 1,080,788 (3,579,015) (8,756,864) (5,902,386)
Cash - end of period 3,445,649 12,202,513 3,445,649 12,202,513
On a year-to-date

basis, cash

flow used

by operating

activities was

$11.1

million compared

to $18.1

million for

the same
period in the

prior year. During the three months ended December

31, 2022, cash flow

used by operating activities

was $1.2
million compared to $1.8 million

for the same period in

the prior year.

The use of cash during

2022 consists of the net loss
of $32.2

million (2021

– net

loss of

$38.4

million) plus

adjustments

for operating

activities of

$16.6

million (2021

- $32.9
million), including

a net

change

in

non-cash

operating

working capital

items

of $4.2

million (20

21 –

net change

of $12.6
million). During the three

months ended December

31, 2022, the use

of cash consisted of

net losses of $10.7

million (Q4,
2021 – net loss of $22.4 million) plus adjustments

for operating activities of $1.9 million (Q4, 2021 - $15.9 million), including a net change in non-cash operating working capital items

of $7.8 million (Q4, 2021 – net change of $4.3 million).
Investing activities

resulted in

a use

of funds

of $0.4

million in

2022, compared

to a

net source

of funds

of $2.7

million in
2021

resulting

from

the

additions

to

property

and

equipment,

intangible

assets,

purchased

and

disposals

of

strategic
investments and

cash

acquired

through

the business

combination.

During

the

three

months ended

December

31, 2022,
investing activities resulted in

a use of cash of

$0.1 million, compared to

a net source of funds

of $1.3 million for the

same
period

in

the

prior

year.

For

Q4

2022

and

fiscal

2022,

the

variation

was

mainly

due

to

less

purchases

of

property

and
equipment as

equipment under construction

was complete, and

also from

the variation of

purchases and disposals

of shares
of the strategic investment.
Financing activities

in 2022

resulted in

a net

source of

funds of

$2.6 million,

compared with

a net

source of

funds of

$9.5
million for the same period in 2021.

In 2022, the Company issued common shares for net

cash proceeds of $2.7 million and
repaid an

amount of

$0.7 million

in loans

and lease

liabilities. In

2021, the

Company issued

common shares

for net cash
proceeds of $14.2

million, repaid an

amount of $0.3

million in loans

and lease liabilities

and repurchased 0.8

million common

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
shares for an amount of $4.2 million.

Financing activities also include interest paid of $0.5 million in 2022 compared to $0.3
million in 2021. In

fiscal 2022, the proceeds

from the credit facilities

represent a cash inflow

of $1 million. During

the three
months ended

December

31, 2022,

financing activities

resulted in

a net

source of

funds of

$2.3 million

due partly

to the
private placement, compared with a use of funds of $3.1 million for the same period in the prior year.
The net cash position of the Company decreased by $8.8 million for 2022 compared to an increase of $5.9 million for 2021.
USE OF PROCEEDS FROM FINANCINGS
Description of intended use of funds from financings
in the past 12 months
Proposed use of proceeds from financings
completed in the past 12 months
Use of funds
to Date
October 19, 2022: Private Placement for total gross
proceeds of $1,318,980

Proceeds were intended and used for working capital
and general corporate purposes

$
1,318,980
CAPITAL STOCK

INFORMATION
The authorized

share capital

of the

Company consists

of an

unlimited number

of common

shares. As

at March 30,

2023
PyroGenesis had 178,580,395 Common Shares, 6,014,600 share purchase warrants, 9,815,000 outstanding stock options issued, and 6,473,000 exercisable options issued.
GOING CONCERN
These

consolidated

financial

statements

have

been

prepared

on

the

going

concern

basis,

which

presumes

that

the
Company will be

able to continue

its operations for

the foreseeable and

will be able

to realize its

assets and

discharge its
liabilities in the normal course of business for the foreseeable future.
The Company is

subject to certain

risks and uncertainty

associated with the

achievement of profitable

operations such

as
the successful signing and delivery of contracts and access

to adequate financing.
The Company

has incurred,

in the

last years,

operating losses

and negative

cash flows

from operations,

and as

a result,
the Company has

an accumulated deficit of

$93,384,858 as at

December 31, 2022 ($61,217,831

as at December

31, 2021).
Furthermore, there have been unexpected delays in the collection of certain accounts receivable from contracts closed in a prior year. This has

resulted in a

shortfall in cash

flows from operating

activities that would

be used in

funding the Company’s
operations.

As

at

December

31,

2022,

the

Company

has

working

capital

of

$1,650,709

($14,006,785

as

at

December

31,

2021)
including cash and

cash equivalents

of $3,445,649 ($12,202,513

as at December

31, 2021). The

working capital

is net of
an allowance for credit losses amounting to $5,023,283

($520,000 as at December 31, 2021) as further

described in notes
9 and 10. The Company’s

business plan is dependent

upon the successful completion

of contracts and also

the receipt of
payments from certain contracts

closed in a prior year and expects

these payments to be made

during fiscal 2023, as well
as

the

achievement

of

profitable

operations

through

the

signing,

completion

and

delivery

of

additional

contracts

or

a
reduction in certain operating expenses. In the absence of this, the Company is dependent upon raising additional funds to finance operations within

and beyond the next

twelve months. The Company

has been successful

in securing financing in
the past

and has

relied upon

external financing

to fund

its operations,

primarily

through the

issuance of

equity,

debt and
convertible debentures.

The Company

completed a

private placement

in October

2022 for

an amount

of $1,318,980

and
also

completed

another

private

placement

in

March

2023

for

$5,000,000

(see

note

33).

While

the

Company

has

been
successful in securing

financing, raising

additional funds

is dependent

on a number

of factors, some

of which

are outside
the Company’s

control, and therefore

there is no

assurance that

it will be

able to do

so in the

future or that

these sources
will

be

available

to

the

Company

or

that

they

will

be

available

on

terms

which

are

acceptable

to

the

Company.

These
conditions indicate

the existence

of a

material uncertainty

that may

cast significant

doubt about

the Company’s

ability to
continue operating as a going concern.

The consolidated financial

statements have been

prepared on a

going concern

basis and do

not include

any adjustments
to the amounts and to classifications of the assets and liabilities that might be necessary should the Company be unable to achieve its plan and continue in business. If the going concern assumption were not appropriate, adjustments,

which could
be material, would be necessary to the carrying value of assets and liabilities, the reported expenses, and the classification of items on the consolidated statement of financial position.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
RELATED PARTY

TRANSACTIONS
During

the year

ended

December 31,

2022

and

2021,

the

Company

concluded

the

following

transactions

with

related
parties:
In 2022, rent

and property taxes

were charged by

a trust whose beneficiary

is the controlling

shareholder and CEO

of the
Company

in the

amount

of

$277,389 (2021

- $274,934).

On January

1, 2022,

a

lease for

rent of

a property

with a

trust
whose beneficiary

is the

controlling

shareholder

and

CEO of

the

Company,

was

modified to

extend

the

lease

term until
December 2026. The lessor also reimbursed an amount of $1,070,264 representing the balance at the date of modification of

the

original

prepayment

amount

of

$1,178,530

made

in

2020.

At

the

date

of

modification,

the

lease

liability

was
remeasured using a discount rate of 4%.

As a result, the lease liability was

increased by an amount of $1,070,264

and the
right-of-use assets was decreased by an amount of $108,267.
These

expenses

are

recorded

in

captions

cost

of

sales

and

selling

and

general

in

the

consolidated

statements

of
comprehensive

loss.

As

at

December

31,

2022

the

right-of-use

asset

and

the

lease

liabilities

amount

to

$680,980

and
$799,090 respectively (2021 - $1,107,131 and $Nil).
A balance due

to the controlling shareholder

and CEO of

the Company amounted to

$254,097 (2021 - $144,506)

is included
in accounts payable and accrued liabilities.
The key management personnel

of the Company,

in accordance with IAS

24 Related Party Disclosures,

are the members
of the Board of Directors and certain officers. Total

compensation

to key management consisted of the following:
Three months ended Dec 31
% Change
Twelve months ended Dec 31
% Change
2022 2021 2022vs2021 2022 2021 2022vs2021
Salaries - key
management $ 359,932 $ 2,335,482 (85) % $ 1,204,306 $ 3,049,501 (61) %
Pension contributions 6,838 46,335 (85) % 22,479 59,377 (62) %
Fees - Board of Directors 23,200 40,200 (42) % 157,900 187,600 (16) %
Share-based
compensation - officers 245,915 4,125,512 (94) % 2,017,348 6,182,573 (67) %
Share-based
compensation - Board of
Directors 313,757 375,333 (16) % 2,293,167 2,338,650 (2) %
Other benefits - key
management 222,686 61,684 261% 244,621 237,903 3%
Total compensation $ 1,172,328 $ 6,984,546 (83) % $ 5,939,821 $ 12,055,604 (51) %
CORPORATE HIGHLIGHTS
On February 2, 2022, PyroGenesis announced the receipt of a US$3,000,000 purchase order for the first of three 10-tonne
DROSRITE systems from an existing client.
On February

7, 2022,

PyroGenesis announced

that it

had signed

an agreement

with a

European research

center for

the
sale of a plasma torch system

which will be used to develop

a process to convert hydrocarbons,

including GHG producing
gases such as methane, into non-hazardous chemicals.
On

April

25,

2022,

Pyrogenesis

confirmed

that

the

Company’s

DROSRITE

dross

recovery

technology

(a

total

of

seven
DROSRITE systems) has been successfully commissioned

for Ma’aden Aluminum.
On

May

19,

2022,

PyroGenesis

announced

that

it

had

completed

a

commercial

order

for

titanium

powders.

The

order
derived from the Company’s partnership agreement with Aubert & Duval, a multinational specializing in upscale metallurgy,
and the powder in question was produced at PyroGenesis’

production facility using its NexGen plasma atomization system.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
On

September

7,

2022,

the

Company

announced

that

it

has

been

selected

by

an

international

producer

of

magnesium
metal,

to

test

PyroGenesis’

zero-emission

plasma

torches

as

part

of

their

process

for

transforming

mining

waste

and
recycled minerals into high-value metal.
On October 6, 2022, PyroGenesis confirmed that its Gen3

PUREVAP Quartz

Reduction Reactor pilot plant had completed
the month-long power-up process and was initiating the testing phase of its transformation of quartz into high purity silicon.
The plant

is designed

to

produce

multiple

systems

that can

operate

under

harsh conditions,

including at

extremely

high
temperatures and under vacuum.
On October

19, 2022,

PyroGenesis announced

that it

has completed

a non-brokered

private placement

consisting of

the
issuance and sale of 1,014,600 units of the Corporation at a price of $1.30 per unit, for gross proceeds of

$1,318,980 to the
Company. Each unit consisted of

one Common Share

and one warrant

entitling the holder

thereof to purchase

one Common
Share at a price of $1.75 until October 19, 2024.
On

November

2,

2022,

PyroGenesis

announced

that

it

has

passed

its

annual

quality

audit

for

two

key

international
standards: ISO 9001:2015, and AS9100D.

The audits encompassed all of

PyroGenesis’ facilities for the purpose

of meeting
compliance with the existing quality management designations.
On November

10, 2022,

PyroGenesis

announced that

it has

successfully

produced

hydrogen from

methane

using zero-
carbon emission hydrogen production technology.
SUBSEQUENT EVENTS
On March 8, 2023, the Company announced it had completed a non-brokered private placement consisting of the issuance and sale of

5,000,000 units of

the Company at

a price of

$1.00 per unit,

for gross proceeds

of $5,000,000. Each

unit consists
of one common share of the

Company and one common share

purchase warrant. Each warrant entitles

the holder thereof
to purchase

one

common

share at

a price

of

$1.25

until

March

7,

2025.

The

entire amount

is allocated

to

the common
shares as the fair value of the common shares on March

8, 2023, was $1.38.
CRITICAL

ACCOUNTING

ESTIMATES,

NEW

AND

FUTURE

ACCOUNTING

POLICIES

AND

FINANCIAL
INSTRUMENTS
For a

discussion of

significant accounting

policies, judgements,

estimates assumptions

and financial

instruments, please
refer to notes 4, 5 and 28 of the 2022 consolidated financial statements.
CONTROLS AND PROCEDURES
The Company’s

shares

are traded

on the

Toronto

Stock

Exchange (“TSX”)

since

November

2020 and

on the

NASDAQ
since March 2021. Prior to November 2020, the Company’s shares traded on the TSX Venture Exchange (“TSXV”), and all requirements of the TSXV were attainted by the

Company. The

Company acknowledged that being listed

on the TSX, and
NASDAQ would require more stringent disclosure controls, and started implementing such before the NASDAQ listing.
As a

result of

the

graduation

to the

TSX and

NASDAQ,

the Company

became

subject

to additional

requirements

under
applicable securities

laws relating

to the

establishment and

maintenance of

disclosure controls

and procedures

(“DC&P”)
and internal control over financial reporting (“ICFR”),

as defined in NI 52-109 and the applicable rules of the U.S. Securities and Exchange Commission.

Such requirements also

include the assessment

and evaluation of

both DC&P and

ICFR, which
was not required

while the Company was

listed on the

TSXV. Consequently,

the Company continues to

take several actions
to improve

its DC&P

and ICFR,

in accordance

with the

thresholds provided

by the

regulators. The

Company

is currently
implementing measures

designed to

improve its

ICFR environment

and remediate

the control

deficiencies that

led to

the
material weaknesses identified below.
In accordance with the provisions of National Instrument 52-109

– Issuers’

annual and interim filings (“NI 52-109”) adopted
by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S.

Securities Exchange Act of 1934, as
amended (the “Exchange Act”), the Company has filed certificates signed by the Chief Executive Officer (“CEO”) and Chief
Financial Officer

(“CFO”) that

report on,

among other

items, i)

their responsibility

for establishing

and maintaining

DC&P
and ICFR for the Company,

ii) the design of DC&P and the design of ICFR, and the effecti veness of DC&P and ICFR.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Disclosure controls and procedures
The

Company

under

the

supervision

of

the

CEO

and

CFO,

have

designed

DC&P

(as

defined

in

NI-52-109

and
Rule 13a-15(e) and 15d-15(e) under the Exchange Act),

in order to provide reasonable assurance that:
●

material information relating to the Company is made

known to the CEO and CFO by others; and
●

information required to

be disclosed by

the Company in

its filings, under

applicable securities legislation is

recorded,
processed, summarized and reported within the time periods

specified in securities legislation.
As of

December 31, 2022,

an evaluation

was carried

out under

the supervision

of the

CEO and

CFO, of

the design

and
operating effectiveness

of the

Company’s DC&P.

Based on

this evaluation,

the CEO

and CFO

concluded that

due to

the
material weaknesses in our

ICFR as described below

in Management’s

Annual Report on Internal

Controls over Financial
Reporting, the Company’s DC&P were not effective

as of December 31, 2022.
Management’s Annual Report on Internal Controls

over Financial Reporting
The Company

under the

supervision of

the CEO

and CFO,

are responsible

to design

ICFR (as

defined in

NI-52-109 and
Rules 13a-15(f) and 15d-15(f) under the Exchange Act) in order to provide reasonable assurance regarding the reliability of
financial reporting and the

preparation of consolidated financial

statements for external purposes

in accordance with IFRS
as issued by the IASB.
As

of

December 31,

2022,

an

evaluation

was

carried

out,

under

the

supervision

of

the

CEO

and

the

CFO,

of

the
effectiveness of the Company’s ICFR.

Based on this

evaluation, the CEO and

the CFO concluded that

material weaknesses
exist, as described below, and due to these material weaknesses, the Company’s ICFR is not effective as of December 31,
2022. The

control framework

used to

design and

evaluate effectiveness

of the

Company’s ICFR

is established

under the
criteria set forth by the Committee of Sponsoring

Organizations of the Treadway Commission (COSO) on Internal Control –
Integrated Framework (2013 framework). A

material weakness is a

deficiency, or combination of deficiencies, in ICFR, such
that there is a reasonable possibility that a material

misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely

basis.
In connection with the Company’s

evaluation of ICFR, the following

are the control deficiencies that

were considered to be
material weaknesses in the current year,

and in 2021 and any remediation that occurred during fiscal

2022:
●
Control

environment:

The

Company

did

not

maintain

an

effective

control

environment

and

has

identified
deficiencies relating

to appropriate

organizational structure

and authority

and responsibilities

.

The Company

did
not

have

a

sufficient

number

of

trained

resources

with

the

appropriate

skills

and

knowledge

with

assigned
responsibilities and accountability for the design and operation of ICFR and for holding individuals accountable for
their internal control-related responsibilities.

Nonetheless, during

a portion

of 2022,

the deficiencies

related to

the control

environment over

reporting lines

as
well as authority

and responsibilities were

improved with the

implementation of additional

controls. Oversight

and
governance

of

financial

reporting

and

related

party

transactions,

including

the

oversight

executed

by

Board

of
Directors

and

the

Audit

Committee

was

not

indicative

of

a

control

environment

deficiency.

The

Company

has
financial

reporting

resources

internally,

or

at

their

disposal

to

ensure

they

can

deal

with

complex

accounting
matters, as well as period-end controls to mitigate the risk of misstatement in the financial information.
●
Control activities:
The Company

did not fully

design and implement

effective control

activities and has

identified
deficiencies

relating

to:

(i) selecting

and

developing

control

activities

that

contribute

to

the

mitigation

of

risks

to
acceptable

levels,

and

(ii) deploying

control

activities

through

policies

that

establish

what

is

expected

and
procedures that put policies into action.

During 2022, the Company continued to implement numerous internal controls, including compensating controls to
mitigate these risks

as well as adding

sufficient levels

of review and approval

in order to reduce

the risk related to
control activities thereby improving the quality of financial information.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
●
Journal

Entries:

The

Company

did

not

effectively

design

and

maintain

appropriate

segregation

of

duties

and
controls

over

the

effective

preparation,

review

and

approval,

and

associated

documentation

of

journal

entries,
across

its

ERP

platform.

The

Company

did

not

have

adequate

review

procedures

for

the

recording

of

manual
entries.
Throughout

2022

however,

the

Company

continues

to

modify

their

processes

to

ensure

that

journal

entries

are
sufficiently reviewed

and approved,

and compensating

controls exist

to ensure

the financial

information is

free of
misstatement.
●
Complex

Spreadsheet

Controls:

The Company

did

not implement

and

maintain

effective

controls

surrounding
certain

complex

spreadsheets,

including

addressing

all

identified

risks

associated

with

manual

data

entry,
completeness of data entry,

and the accuracy of mathematical

formulas, impacting complex spreadsheets

used in
fixed

asset

continuity

schedules,

production

and

revenue

forecasting,

and

the

calculation

of

the

fair

value

of
investments.
During the course of 2022, the

Company continued to improve the safeguarding of spreadsheets and data,

through
various

controls,

password

protections

and

improved

segregation

of

duties

with

the

objective

of

reducing

the
possibility of error.

●
User Access

Controls:

The Company

did not maintain

effective user

access controls

to adequately

restrict user
access to financial applications and related data in accordance with job responsibilities,

for the entirety of 2022.
In

response

to

this,

the

Company

has

continued

to

implement

controls

to

limit

the

access

to

financial

and

non-
financial

applications,

based

on

employee

profile.

The

Company

continues

to

implement

IT

environment

best
practices

for

access

controls,

including

prompt

changes,

access

limitation

to

appropriate

users

and

systematic
periodic reviews of account privileges. Automated access

controls are being integrated into the new ERP system.
As a

consequence, the Company

did not have

effective control activities

related to the

design, implementation and operation
of process-level

and management

review control

activities related

to order-to-cash

(including revenue

trade

receivables,
and billings

in excess

of cost/cost

in excess

of billings), procure-to-pay

(including operating

expenses, prepaid

expenses,
accounts payable, and

accrued liabilities), hire-to-pay

(including compensation

expense and accrued

liabilities), long-lived
assets,

significant

unusual

transactions,

related

party

transactions

and

other

financial

reporting

processes

for

the

entire
year.

Aside from these material weaknesses, management has concluded that the Company’s consolidated financial statements as at and for

the year ended December

31, 2022, present

fairly,

in all material

respects, the Company’s

financial position,
results of operations,

changes in shareholders’

equity and cash

flows in accordance

with IFRS as

issued by the

IASB. There
were no material adjustments to

the Company’s consolidated financial

statements for the year ended

December 31, 2022,
and

there

were

no

changes

to

previously

released

financial

results.

However,

because

the

deficiencies

and

material
weaknesses create a reasonable possibility that

a material misstatement to our

consolidated financial statements would not
be prevented

or detected

on a

timely basis,

the CEO

and CFO concluded

that as

of December 31,

2022, the

Company’s
design and operation of ICFR and DC&P were not effective.
Management’s Ongoing Remediation

Measures
During the year

ended December

31, 2022,

and beyond,

management

initiated

and continues

to implement

remediation
measures

as

outlined

above,

in

the

2021

annual

MD&A

as

well

as

the

quarterly

MD&A’s

of

2022.

Management

has
performed

an

initial

risk

assessment

using

a

top-down,

risk-based

approach

with

respect

to

the

risks

of

material
misstatement of the

consolidated financial

statements. In

addition, compensating

controls have been

applied to the

areas
where the

risks of

material misstatement

are considered

moderate to

high, as

throughout the

various accounting

cycles.
The Company is

using and plans

to continue to

use outside resources

to strengthen the

business process documentation
and help with

management’s self-assessment

and testing

of internal controls.

In 2023, the

Company’s management,

with
oversight of the Audit Committee expects to

advance the documenting, testing, and refining the internal

controls, in addition
with the upgrade to the ERP system, which inherently will add additional automated controls.

As a result, the Company will
improve

the

design

of

control

activities

and

strengthen

process

controls

surrounding

sales,

purchases,

payroll,

among
others, and will be call for fewer compensating controls.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Although

the

Company

can

give

no

assurance

that

these

actions

will

remediate

these

material

weaknesses

in

internal
controls or

that additional

material weaknesses

in our

ICFR will

not be

identified in

the future,

management believes

the
foregoing efforts will,

when implemented, strengthen

our ICFR and DC&P

and effectively remediate

the identified material
weaknesses.
Management

will

take

additional

remedial

actions

as

necessary

as

they

continue

to

evaluate

and

work

to

improve

the
Company’s ICFR environment.
Changes in internal controls over financial reporting
Other

than

the

material

weaknesses

described

above,

and

the

remediation

process

described

above,

there

were

no
changes to the

Company’s ICFR during the year ended December 31,

2022 that have materially

affected, or are reasonably
likely to materially affect, the Company’s ICFR.
Limitations on Effectiveness of Disclosure Controls and Procedures

and Internal Control over Financial Reporting
The Company’s management recognizes

that any DC&P

and ICFR, no

matter how well

designed and operated, can

provide
only reasonable

assurance

of achieving

their objectives.

Because of

their

inherent limitations,

DC&P

and ICFR

may not
prevent or detect all errors or misstatements on a timely

basis.
RISK FACTORS
The Company has

identified below certain

significant risks relating to

the business of

the Company and the

industry in which
it operates. The following information is only a summary of certain risk factors and is qualified in its entirety by reference to,
and

must

be

read

in

conjunction

with,

the

detailed

information

appearing

elsewhere

in

this

MD&A.

These

risks

and
uncertainties

are

not

the

only

ones

facing

the

Company.

Additional

risks

and

uncertainties

not

currently

known

to

the
Company, or that the Company currently considers immaterial, may also impair the operations of the Company. If any such risks

materialize

into

actual

events

or

circumstances,

the

Company’s

assets,

liabilities,

financial

condition,

results

of
operations (including future

results of

operations), business and

business prospects, are

likely to

be materially

and adversely
affected. There is no assurance

that risk management steps

taken will avoid future loss due

to the uncertainties described
below

or

other

unforeseen

risks.

An

investment

in

the

Common

Shares

or

other

securities

of

the

Company

is

highly
speculative

and

involves

a

high

degree

of

risk.

Before

making

any

investment

decision,

prospective

investors

should
carefully consider all the information contained in this document including, in particular, the

risk factors described below.
Certain factors may

have a material

adverse effect on

the Company’s business, financial

condition and results

of operations.
Current and prospective

investors should carefully

consider the risks

and uncertainties and

other information contained

in
this MD&A,

the 2022

consolidated Financial

Statements and

the Annual

Information Form,

particularly under

the heading
“Risk Factors” in the Annual Information Form, and in other filings that the Company has made and may make in the future with applicable securities

authorities, Company’s

website at www.pyrogenesis.com.

The risks and

uncertainties described
herein and

therein are

not the

only ones

the Company

may face.

Additional risks

and uncertainties

that the

Company is
unaware of,

or that

the Company currently

believes are not

material, may also

become important

factors that

could adversely
affect the Company

’s business.

If any of

such risks actually

occur,

the Company’s

business, financial condition,

results of
operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common
Shares (or the value of any

other securities of the Company)

could decline, and the Company

’s securityholders could lose
part or all of their investment.
Risks Related to the Company’s Business and

Industry
Operating Income (Loss) and Negative Operating Cash

Flow
Prior

to

December 31,

2022,

the

Company

had

a

history

of

losses

and

negative

cash

flows.

For

the year

ended
December 31, 2022,

the Company

has net

losses of

$32.2 million,

cash flows

used in operations

of $11.1

million, and an
accumulated deficit

of $93.4

million at

December 31, 2022.

To

the extent

that the

Company has

net losses

and negative
operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow.
The Company may

also be required

to raise additional

funds through the

issuance of equity

or debt securities.

There can
be no assurance that

the Company will be

able to generate a

positive cash flow

from its operations,

that additional capital
or

other

types

of

financing

will

be

available

when

needed

or

that

these

financings

will

be

on

terms

favourable

to

the
Company.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
The Company’s ability to continue as

a going concern is dependent

upon its ability in the

future to grow its revenue,

achieve
profitable operations, successfully developing and introducing new products and, in the meantime, to obtain

the necessary
financing to meet its obligations and repay its liabilities when they become due. While the

Company has been successful in
securing financing in the past, raising additional funds is dependent on a number of factors outside the Company’s

control,
and as such

there is no

assurance that it

will be able

to do so

in the future.

External financing, predominantly by

the issuance
of equity and debt,

might be, sought to finance

the operations of the Company;

however, there can be no certainty that such
funds will be available at terms acceptable to the

Company, or at all. If the Company is unable to obtain sufficient additional financing,

it

may

have

to

curtail

operations

and

development

activities,

any

of

which

could

harm

the

business,

financial
condition and results of operations.
Actual Financial Position and Results of Operations May Differ

Materially from the Expectations of the Company’s
Management
The Company’s

actual financial

position and

results of

operations may

differ materially

from management’s

expectations.
The Company has experienced

some changes in its

operating plans and certain

delays in the timing

of its plans. As

a result,
the Company’s revenue, net income and

cash flow may differ materially from

the Company’s projected revenue, net income
and cash flow. The process for estimating the Company

’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional
information

becomes

available and

as additional

analyses

are performed.

In addition,

the assumptions

used in

planning
may not prove to be accurate, and other factors may affect

the Company’s financial condition or results

of operations.
Revenue Risks
PyroGenesis may experience delays in achieving

revenues, particularly with plasma gasification projects which have a long
sales

cycle.

Revenues

may

be

delayed

or

negatively

impacted

by

issues

encountered

by

the

Company

or

its

clients
including:
(i)

unforeseen engineering and/or environmental problems;
(ii)

delays or inability to obtain required financing, licenses, permits and/or regulatory approvals;
(iii)

supply interruptions and/or labour disputes;
(iv)

foreign exchange fluctuations and/or collection risk; and
(v)

competition from other suppliers and/or alternative energy

solutions that are less capital intensive.
There

is

no

assurance

that

the

business

will

perform

as

expected

or

that

returns

from

the

business

will

support

the
expenditures needed to develop it.
Concentration Risk and Credit Risk
To

date, a small

number of customers

have accounted for

a majority of

PyroGenesis’

revenues. As its

business expands,
the

Company

expects

that

revenue

distribution

will

be

over

a

larger

number

of

different

customers.

For

the year

ended
December 31,

2022,

sales

of

PyroGenesis

to

its

two

principal

customers

accounted

for

approximately

52%

of

its

total
revenue. For

the year

ended

December 31,

2021, sales

to two

principal

customers

accounted for

approximately

79% of
PyroGenesis’

total

revenue.

The

loss

of,

or

a

reduction

in,

purchase

orders

or

anticipated

purchase

orders

from
PyroGenesis’ principal

customers could

have a

material adverse

effect

on its

business, financial

condition and

results of
operations.

Additionally,

if

one

of

PyroGenesis’

customers

is

unable

to

meet

its

commitments

to

PyroGenesis,

the
Company’s business, financial condition and results

of operations could be adversely affected.
As a result of the Drosrite

International Exclusive Agreement

and the Dross Processing

Service Agreement, the Company
generates

significant

revenues

from

payments

made

to

Drosrite

International

under

the

Dross

Processing

Service
Agreement.

The

Company

will

no

longer

receive

payments

under

such

arrangement

if

the

Dross

Processing

Service
Agreement, which involves

a third party

in a foreign

jurisdiction, is

terminated, which

could have a

material adverse

effect
on the business, financial condition and results of operations of the Company.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Credit

risk

is

the

risk

that

one

party

to

a

financial

instrument

will

cause

a

financial

loss

for

the

other

party

by

failing

to
discharge an obligation.

The maximum credit

risk to which

the Company is

exposed as at

December 31, 2022

represents
the carrying amount

of cash

and cash equivalents,

accounts receivable

(except sales

tax receivable),

costs and

profits in
excess of billings on uncompleted contracts, deposits

and royalties receivable.

Cash and cash equivalents,

which only comprise guaranteed

investment certificates redeemable

on relatively short

notice
by the Company,

are held with major reputable financial institutions.

Management has established

a credit policy

under which each

new customer is

analysed individually

for creditworthiness
before

the

Company’s

payment

and

delivery

terms

and

conditions

are

offered.

The

Company’s

review

could

include
reviewing external ratings, if they are available,

financial statements, credit agency information,

industry information and in
some cases bank

references. The Company’s

exposure to credit

risk is mainly

influenced by the

individual characteristics
of each customer. In monitoring customer

credit risk, customers are

identified according to their

characteristics such as their
geographic location, industry,

trading history with the Company and existence of previous

financial difficulties.
The Company does not generally

require collateral or other security

from customers on accounts

receivable, however,

the
contract terms may include the

possibility of recourse in the

event of late payment. The

Company believes that there

is no
unusual exposure associated with the collection of these

receivables.
The credit risk associated with costs and profits in excess of billings on uncompleted contracts is similar to that of accounts receivable, as these amounts are accumulated and converted to accounts receivable as invoicing milestones are reached.
The royalties receivable

are due from

a company in

which the Company

has a strategic

investments. The Company

does
not have

collateral or

other security

associated with

the collection

of this

receivable. The

carrying amount

of the

royalties
receivable have been discounted to reflect the time value

of money and credit risk of the counterparty.

The deposits are

payments made

to suppliers

and entities from

which the Company

leases property.

The Company

does
not have collateral

or other security

associated with

the collection

of these deposits.

As at December

31, 2022 and

2021,
no loss

allowance has been

recognized in

connection with these

deposits and

the maximum exposure

is the

carrying amount
of these deposits.
During the

years 2022

and 2021,

provisions for

expected credit

losses were

recorded, however,

no amounts

of financial
assets have been written off. The accounts provisioned by

the loss are still subject to

enforcement activity in order to collect
the balances due.
Technology Development and Manufacturing

Capability Risks
PyroGenesis recently expanded into

new areas of

business and, as

a result, many

of the Company’s

products are at

various
stages of

the

development

cycle. The

Company

may be

unable to

commercialise

such products,

or it

may be

unable to
manufacture such products in a commercially viable manner.

Whilst management is confident in both its technology and in its team

of experienced

engineers,

scientists and

technicians,

it cannot

know with

certainty,

which of

its products

will be
commercialised, when such products will be

commercialised, or whether such products will be

able to be manufactured and
distributed profitably.
Product Revenues/History of Losses
PyroGenesis has incurred losses in the majority of years since its inception. In the past the Company’s operations have not
generated sufficient

earnings and

cash flows

to date

to result

in consistent

profitability or

positive cash

flow.

For the year
ended December 31, 2022, the Company

has a net loss of $32.2 million

which includes a loss from

the change in value of
strategic investment of $8.3 million and cash flows used

in operations of $11.1

million. There can be no assurance that the
Company will be able to continue to generate significant gains from the value of its strategic investments in the

future.
Additional financing and dilution
PyroGenesis may require additional

financing. There can be

no assurance that additional

financing will be available

to the
Company when needed, or on terms acceptable to the

Company.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
PyroGenesis’

inability

to

raise

financing

to

support

ongoing

operations

or

to

fund

capital

expenditures

could

limit

the
Company’s growth and may have a material adverse

effect upon the Company.
The Company does not

exclude raising additional funds by equity

financing. In addition, at March 30,

2023, 9,815,500 stock
options

are

currently

issued

and

outstanding,

together

with

6,014,600

share

purchase

warrants.

The

exercise

of

stock
options

and/or

warrants,

as

well

as

any

new

equity

financings,

represents

dilution

factors

for

present

and

future
shareholders.
Reliance on Third Party Suppliers, Service Providers, Distributors

and Manufacturers
The Company’s

direct and

indirect suppliers,

service providers,

distributors and

manufacturers may

elect, at

any time,

to
breach or otherwise cease

to participate in supply, service, distribution or

manufacturing agreements, or other relationships,
on which the Company’s operations rely. Loss of its suppliers, service providers, distributors and manufacturers could have a material adverse effect

on the Company’s business

and operational results. Further,

any disruption in the manufacturing
process done

by third-party

manufacturers could

have a

material adverse

effect

on the

business, financial

condition and
results of operations of the Company.

The Company cannot ensure that alternative production

capacity would be available
in the event of a disruption, or if it would be available,

it could be obtained on favorable terms.
Manufacturing Facilities
The vast majority of the

Company’s products are

manufactured in its manufacturing

facilities located in Montreal,

Quebec,
as well as in

Italy and India.

Accordingly,

the Company is

highly dependent on the

uninterrupted and efficient

operation of
its manufacturing facilities. If for any reason

the Company is required to discontinue production at its

facilities, it could result
in significant delays in production of

the Company’s products and interruption of the Company’s sales as it seeks to resume
production. The Company

may be unable

to resume production

on a timely

basis. If operations

at the facilities

were to be
disrupted

as

a

result

of

equipment

failures,

natural

disasters,

fires,

accidents,

work

stoppages,

power

outages

or

other
reasons, the Company’s business, financial condition

and/or results of operations could be materially adversely

affected.
Sales Cycle and Fixed Price Contracts
PyroGenesis sales

cycle is

long and

the signing

of new

contracts is

subject to

delay,

over which

the Company

has little
control. The Company

also enters into

sales contracts with fixed

pricing, which may be

impacted by changes

over the period
of implementation. There is no

assurance that delays or problems

in fulfilling contracts with clients will

not adversely affect
the Company’s activities, operating results or financial

position.
Reliance on Technology
PyroGenesis will depend

upon continuous improvements

in technology to

meet client demands

in respect of

performance
and cost, and to explore additional business opportunities. There can be no assurance that the Company will be successful
in its efforts

in this regard or

that it will have

the resources available

to meet this demand.

Whilst management anticipates
that

the

research

and

development

will

allow

the

Company

to

explore

additional

business

opportunities,

there

is

no
guarantee that such

business opportunities

will be presented

or realized. The

commercial advantage

of the Company

will
depend to a

significant extent on

the intellectual property

and proprietary technology

of PyroGenesis and

the ability of

the
Company to

prevent others from

copying such proprietary

technologies. PyroGenesis currently

relies on intellectual

property
rights

and

other

contractual

or

proprietary

rights,

including

(without

limitation)

copyright,

trade

secrets,

confidential
procedures, contractual

provisions, licenses

and patents,

to protect

its proprietary

technology.

PyroGenesis may

have to
engage in litigation in order to protect its patents or other intellectual property rights, or to determine the validity or scope of the proprietary rights

of others. This

type of litigation

can be expensive

and time consuming,

regardless of

whether or not
the Company is successful. PyroGenesis

may seek patents or other

similar protections in respect of particular

technology;
however, there can be no assurance that any future patent applications will actually result in issued patents, or that, even if patents are issued,

they will be

of sufficient scope

or strength to

provide meaningful protection or

any commercial advantage
to the Company.
Moreover,

the process

of seeking

patent protection

can itself

be long

and expensive.

In the

meantime, competitors

may
develop technologies

that are

similar or

superior to

PyroGenesis’

technology or

design around

the patents

owned by

the
Company,

thereby

adversely

affecting

the

Company’s

competitive

advantage

in

one

or

more

of

its

areas

of

business.
Despite the efforts

of the Company,

its intellectual property

rights may be

invalidated, circumvented, challenged,

infringed
or required

to be

licensed to

others. It

cannot be

assured that

any steps

the Company

may take

to protect

its intellectual

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
property rights

and other rights

to such

proprietary technologies

that are central

to the Company

’s operations

will prevent
misappropriation or infringement of its technology.
Changes to Contracts
PyroGenesis is dependent upon its

ability to establish and develop

new relationships and to build

on existing relationships
with

current

clients.

The

Company

cannot

provide

assurance

that

it

will

be

successful

in

maintaining

or

advancing

its
relationships with

current clients

or procure

additional clients.

In addition,

PyroGenesis cannot

provide assurance

that its
customers and the end users of its products will continue to provide the Company with business, or that existing customers and end users will not seek

to renegotiate or terminate existing

contracts providing for the sale

of the Company’s products
and technology based on circumstances on which the Company is not currently aware. Any termination or amendment of a contract

under

which

the

Company

derives

an

important

portion

of

its

revenues,

including

the

Drosrite

International
Exclusive

Agreement

and

the

Dross

Processing

Service

Agreement,

and

any

adverse

change

in

the

relationship

of

the
Company with its customers and end users,

will have an adverse effect on the

Company’s business, financial condition and
results of operations.
Sales

to

governments

and

governmental

entities

are

subject

to

specific

additional

risks,

such

as

delays

in

funding,
termination of

contracts or

sub-contracts at

the convenience

of the

government,

termination, reduction

or modification

of
contracts or sub-contracts in

the event of changes

in the government’s

policies or as a result

of budgetary constraints and
increased or unexpected costs resulting in losses or reduced profits under fixed price contracts.
Foreign Exchange Exposure
PyroGenesis’ products and

services are increasingly being

sold in markets outside

of Canada, whilst most

of its operating
expenses

and

capital

expenditures

are

denominated

in

Canadian

dollars.

As

a

result,

the

Company

is

exposed

to
fluctuations in the foreign

exchange rates between Canadian

dollar and the currency

in which a

particular sale is transacted,
which may

result in

foreign exchange

losses that

could affect

earnings. Foreign

sales are

predominantly denominated

in
U.S. dollars,

as well as the Euro

and Indian Rupee. The Company has

not to date sought to

hedge the risks associated with
fluctuations in foreign exchange rates.
Competition
The

industry

is

competitive

and

PyroGenesis

competes

with

a

substantial

number

of

companies

which

have

greater
technical

and

financial

resources.

There

can

be

no

assurance

that

such

competitors

will

not

substantially

increase

the
resources devoted to the development and marketing of products and services that compete with those of the Company or
that

new

or

existing

competitors

will

not

enter

the

various

markets

in

which

PyroGenesis

is

active.

There

can

be

no
assurance that

competitors will

not develop

new and

unknown technologies

with which

the Company

may have

difficulty
competing. Furthermore, failure to remain cost competitive

may result in PyroGenesis losing business to its competitors.
The plasma technology of

PyroGenesis competes against other

plasma and conventional technologies.

Without limitation,
the demand for the plasma technology of PyroGenesis, particularly in waste destruction and waste-to-energy systems, can be impacted by the

commodity prices of

the energy source

used for the process

and the price at

which waste is

accepted
by

landfills

and

traditional

waste

processing

plants.

While

the

Company

believes

that

demand

for

sustainable

waste
management practices

that have

lower environmental

impacts than

traditional solutions

such as

landfill or

incineration

is
increasing,

the

high

flows

of

electricity

necessary

to

operate

the

waste

destruction

and

waste-to-energy

systems

of
PyroGenesis have an

impact on the

operational costs

of the Company’s

systems, and traditional

solutions may

constitute
lower-cost solutions, particularly if commodity prices (including of oil and natural gas) remain low or experience a decline.
Management and Key Personnel
PyroGenesis depends on the skills and experience of

its management team and other key employees. The

Company relies
heavily on its ability to attract and retain highly skilled personnel in a competitive environment. PyroGenesis may be unable to recruit, retain, and motivate highly skilled employees in order to assist the Company’s business, especially activities that
are essential

to the

success of

the Company.

Failure

to recruit

and retain

highly skilled

employees may

adversely affect
PyroGenesis’ business, financial condition and results of operations.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Implementation of a strategic plan
PyroGenesis’

commercial

strategy

aims

to

leverage

its

products,

consumables,

and

services

whilst

focusing

on

the
resolution of problems

within niche markets within

the industries served by

the Company.

There can be no

assurances as
to the

success

of the

Company’s

strategic

plan,

which

should

be considered

under

the risks

perspective

and

difficulties
frequently encountered by a developing business.
Adverse Decisions of Sovereign Governments
PyroGenesis

conducts

an

increasing

portion

of

its

business

internationally.

There

is

no

assurance

that

any

sovereign
government, including Canada’s, will

not establish laws or

regulations that will not

be detrimental to

the Company’s interests
or that, as a foreign corporation, it will continue

to have access to the regulatory agencies

in other countries. Governments
have,

from

time

to

time,

established

foreign

exchange

controls,

which

could

have

a

material

adverse

effect

on

the
Company’s business, financial condition and results

of operations.
Risks Related to International Operations
A

substantial

portion

of

the

Company’s

sales

are

made

to

customers

and

end

users

outside

Canada.

The

Company
conducts

its

international

operations

directly

or

through

distributors

or

other

agents

or

intermediaries,

including

Drosrite
International.

The

Company

plans

to

continue

to

expand

its

international

sales

and

marketing

efforts.

International
operations are

subject to

a number

of inherent

risks, and

the Company’s

future results

could be

adversely

affected by

a
number of factors, including:
●

unfavorable political

or economic

environments;

requirements

or preferences

for domestic

products or

solutions,
which could reduce demand for the Company’s products;
●

differing existing or future regulatory and certification

requirements;
●

unexpected legal or regulatory changes;
●

greater difficulty in collecting accounts receivable

and longer collection periods;
●

difficulties in enforcing contracts; an inability to

effectively protect intellectual property;
●

tariffs and trade

barriers, export regulations

and other

regulatory and

contractual limitations on

the Company’s ability
to sell its products; and
●

potentially adverse tax consequences, including multiple and possibly overlapping tax structures.
Fluctuations in

currency exchange

rates could

materially adversely

affect sales

denominated in

currencies other

than the
Canadian dollar and cause a reduction in revenues derived from sales in a particular country. Financial instability in foreign markets could

also affect

the sale

of the

Company’s

products in

international jurisdictions.

In addition,

the Company

may
be denied access to its

end customers as a result

of a closing of the

borders of the countries in which

it its products are sold
due to economic, legislative, political and military conditions in such countries.
There can be no assurance that such factors will not materially adversely affect the operations, growth prospects and sales of the Company and, consequently, its results of operations. In addition, revenues the Company earns in other jurisdictions may be subject to

taxation by more than

one jurisdiction, which

could materially adversely

affect the Company’s

earnings.
Each of

these factors could

have an

adverse effect on

the Company’s business,

financial condition and

results of

operations.
Governmental Regulation
PyroGenesis is subject to a variety of federal, provincial, state, local and international laws and regulations relating namely
to the

environment,

health

and safety,

export

controls,

currency

exchange, labour

and employment

and

taxation.

These
laws

and

regulations

are

complex,

change

frequently

and

have

tended

to

become

more

stringent

over

time.

Failure

to
comply with these laws

and regulations may

result in a variety

of administrative, civil

and criminal enforcement

measures,
including assessment

of monetary

penalties, imposition

of remedial

requirements and

issuance of

injunctions as

to future

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
compliance. The Company

may be subject to

compliance audits by regulatory

authorities in the various countries

in which
it operates.
Government-funded Defense and Security Programs
Like

most

companies

that

supply

products

and

services

to

governments,

government

agencies

routinely

audit

and
investigate government contractors. These agencies may review the Company’s performance under its contracts, business processes, cost structure, and compliance

with applicable laws, regulations and

standards. The Company’s incurred

costs
for each year

are subject

to

audit

by government

agencies,

which

can

result

in

payment

demands

related

to costs

they
believe should be disallowed. The Company works with governments to assess the merits of claims and where appropriate reserve for

amounts

disputed. The

Company

could

be required

to provide

repayments

to governments

and

may have

a
negative effect on its results of operations.
Contrary to cost-reimbursable

contracts, some costs

may not be reimbursed

or allowed under fixed

-price contracts, which
may have a negative effect on the Company’s

results of operations if it experiences costs

overruns.
Environmental Liability
PyroGenesis is subject to

various environmental laws and

regulations enacted in the

jurisdictions in which it

operates, which
govern the

manufacturing,

processing, importation,

transportation,

handling and

disposal of

certain materials

used in

the
Company’s operations. Management believes that it has adequate procedures in place to address compliance with current
environmental laws and regulations. Furthermore, management monitors the

Company’s practices concerning the handling
of environmentally hazardous materials. However,

there can be no assurance that the
Company’s procedures

will prevent

environmental damage

occurring from

spills of

materials handled

by the

Company or
that

such

damage

has

not

already

occurred.

On

occasion,

substantial

liabilities

to

third

parties

may

be

incurred.

The
Company may

have the

benefit of

insurance maintained

by it

or the

operator,

however,

the Company

may become

liable
for damages against which it cannot

adequately insure or against which it may

elect not to insure because of

high costs or
other

reasons.

The

Company’s

clients

are

subject

to

similar

environmental

laws

and

regulations,

as

well

as

limits

on
emissions to the air and discharges into surface and sub-surface waters. While regulatory developments that may follow in
subsequent years

could

have

the

effect

of

reducing

industry

activity,

the

Company

cannot

predict

the

nature

of

the
restrictions that may be imposed. The Company may be required to increase operating expenses or capital expenditures in
order to comply with any new restrictions or regulations.
Product Liability and Other Lawsuits
PyroGenesis

is

subject

to

a

variety

of

potential

product

liabilities

claims

and

other

lawsuits

related

with

its

operations,
including

liabilities

and

expenses

associated

with

product

defects.

The

Company

maintains

product

liability

and

other
insurance coverage that management believes is generally

in accordance with the market practice in its industry,

but there
can be no assurance that the Company will always be adequately insured against all such potential liabilities.
A

malfunction

or

the

inadequate

design

of

the

Company’s

products

could

result

in

product

liability

or

other

tort

claims.
Accidents involving

the Company

’s

products

could lead

to personal

injury or

physical damage.

Any liability

for damages
resulting from malfunctions could be substantial

and could materially adversely

affect the Company’s business

and results
of operations.

In addition,

a well-publicized

actual or

perceived problem

could adversely

affect the

market’s

perception of
the

Company’s

products.

This

could

result

in

a

decline

in

demand

for

the

Company’s

products,

which

would

materially
adversely affect the Company’s financial condition

and results of operations.
The sale and use of products and processes developed by the Company may entail potential liability and possible warranty
claims. The Company

may be subject

to personal injury

claims for injuries

resulting from use

of its products.

Although the
Company maintains product liability insurance, there can be no assurance that such insurance will continue to be available on commercially reasonable terms or that the risks covered,

or coverage amounts will be sufficient to cover

all claims.
Information systems disruptions
The Company relies on various

information technology systems to

manage its operations. Over

the last several years, the
Company has implemented, and it

continues to implement, modifications and

upgrades to such systems, including

changes
to legacy

systems,

replacing legacy

systems

with successor

systems with

new functionality,

and acquiring

new systems

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
with new functionality.

These types of activities

subject the Company to

inherent costs and

risks associated with replacing
and changing these systems, including impairment of the Company’s ability to fulfill customer orders, potential disruption of its internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of
sufficiently skilled

personnel to

implement and

operate the

new systems,

demands on

management time

and other

risks
and costs of delays or difficulties

in transitioning to or integrating new systems

into the Company’s current systems. These
implementations,

modifications,

and

upgrades

may not

result

in

productivity

improvements

at

a

level

that

outweighs

the
costs

of

implementation,

or

at

all.

In

addition,

the

difficulties

with

implementing

new

technology

systems

may

cause
disruptions in

the Company’s

business operations

and have

a material

adverse effect

on its business,

financial condition,
or results of operations.
Security Breaches
As part of its

day-to-day business, the Company stores its

data and certain data

about its customers in its

global information
technology system. Unauthorized

access to the

Company’s data, including

any regarding its customers,

could expose the
Company to a risk of loss of this

information, loss of business, litigation and possible liability. These security measures may be breached by intentional misconduct by computer hackers, as a result of third-party action, employee error,

malfeasance
or otherwise. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information

such

as

usernames,

passwords

or

other

information

in

order

to

gain

access

to

the

data

of

the

Company’s
customers or

the Company’s data,

including the

Company’s intellectual property

and other

confidential business information,
or

the

Company’s

information

technology

systems.

Because

the

techniques

used

to

obtain

unauthorized

access,

or

to
sabotage systems, change

frequently and generally are

not recognized until launched

against a target, the

Company may
be unable to

anticipate these techniques or to

implement adequate preventative measures. Any

security breach could result
in a loss of

confidence by the

Company’s customers,

damage its reputation,

disrupt its business,

lead to legal

liability and
negatively impact its future sales.
Public Health Crises
Public

health

crises,

including

local,

regional,

national

or

international

outbreak

of

a

contagious

disease,

could

have

an
adverse effect on

local economies, the

global economy,

and the markets

in which the

Company operates

and markets its
products, and may

adversely impact the

price and demand

for the Company’s

products and the

ability of the

Company to
operate and market

its products. Any

such alterations or

modifications could cause

substantial interruption to

the Company’s
business, any

of which

could have

a material

adverse effect

on the

Company’s operations

or financial

results, and

could
include temporary closures of

one or more

of the Company’s or

its partner’s offices or

facilities; temporary or long-term

labor
shortages; temporary or long-term adverse impacts on the Company’s supply chain and distribution channels; the potential of increased network vulnerability and

risk of data loss resulting

from increased use of remote

access and removal of data
from the Company’s facilities.
Subsequent

to

December 31,

2019,

the

global

emergence

of

coronavirus

(COVID-19)

occurred.

The

global

outbreak

of
COVID-19 has resulted in governments

worldwide enacting emergency measures to protect

against the spread of the

virus.
These

measures,

which

include,

among

other

things,

limitations

on

travel,

self-imposed

quarantine

periods

and

social
distancing measures,

have caused

material disruption

to businesses

globally resulting

in an

economic slowdown.

Global
equity markets

have

experienced

significant

volatility

and weakness.

Governments

and central

banks

have reacted

with
significant

monetary

and

fiscal

interventions

designed

to

stabilize

economic

conditions.

The

duration

and

impact

of

the
COVID-19 outbreak is unknown at this time, as is the efficacy of any government and/or central bank interventions. It is not possible

to

reliably

estimate

the

length

and

severity

of

these

developments

and

the

impact

on

the

financial

results

and
condition of the Company in future periods.
As of

the date

of this

MD&A, the

Company has

successfully continued

operations under

COVID-19 protocols.

COVID-19
has

not

resulted

in

any

material

delays

in

the

development

or

testing

of

the

Company’s

products

or

any

other

material
development projects. The Company is not currently experiencing any delays or interruptions in service or product delivery.
At the

outset of

the COVID-19

pandemic, certain

of the

Company’s operations

were negatively

impacted, but

have since
normalized.

The

Company

has

not

experienced

any

material

disruption

in

its

supply

chain,

and

the

pandemic

has

not
materially impacted the Company’s business

or delivery of services or products.
The Company’s

production schedule

has continued throughout

COVID-19 on

a modified

employee schedule,

with certain
non-production employees working remotely.

The Company has been able to

operate largely unaffected

by the COVID-19
pandemic. Notwithstanding the foregoing, if the Company or its vendors and suppliers are unable to continue operations or keep up with increasing demands as a result of COVID-19, customers may experience delays or interruptions in service or

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
the delivery

of products, which

may be detrimental

to the

Company’s reputation, business, results

of operations and

financial
position.

The

Company

cautions

that

it

is

impossible

to

fully

anticipate

or

quantify

the

effect

and

ultimate

impact

of

the
COVID-19 pandemic as the situation is rapidly evolving. The extent to which COVID

-19 impacts the Company’s results will
depend on

future developments,

which are

highly uncertain

and cannot

be predicted,

including new

information that

may
emerge concerning the

severity of COVID-19

and the actions

taken by governments

to contain it

or treat its

impact, including
shelter in place

directives, which,

if extended, may

impact the economies

in which the

Company now

operates, or may

in
the future operate,

key markets

into which the

Company sells

products and delivers

services, and markets

through which
the Company’s key suppliers source their products.
Litigation
The Company

may from

time to

time become

party to

litigation in

the ordinary

course of

business which

could adversely
affect

its business.

Should

any litigation

in

which

the

Company

becomes

involved

be determined

against the

Company,
such a

decision could

adversely affect

the Company’s

ability to

continue operating

and the

market price

for the

Common
Shares and

could use

significant resources.

Even if

the Company

is involved

in litigation

and wins,

litigation can

redirect
significant Company resources. Litigation may also create a

negative perception of the Company’s brand.
Trade Secrets May Be Difficult to Protect
The

Company’s

success

depends

upon

the

skills,

knowledge

and

experience

of

its

scientific

and

technical

personnel,
consultants and advisors,

as well as contractors.

Because the Company operates

in a highly competitive

industry,

it relies
in part on trade

secrets to protect its proprietary

products and processes. However, trade secrets are difficult to protect. The
Company

generally

enters

into

confidentiality

or

non-disclosure

agreements

with

its

corporate

partners,

employees,
consultants, outside

scientific collaborators,

developers and

other advisors.

These agreements

generally,

require that

the
receiving party keep confidential, and not disclose to third parties, confidential information developed by the receiving party
or

made

known

to

the

receiving

party

by

the

Company

during

the

course

of

the

receiving

party’s

relationship

with

the
Company.

These

agreements

also

generally

provide

that

inventions

conceived

by

the

receiving

party

in

the

course

of
rendering services to the

Company will be

its exclusive property,

and the Company

enters into assignment

agreements to
perfect its rights.
These confidentiality,

inventions, and

assignment agreements,

where in

place, may

be breached

and may

not effectively
assign intellectual

property rights

to the Company.

The Company’s

trade secrets

could also be

independently discovered
by competitors, in which

case the Company would

not be able to

prevent the use of

such trade secrets by

its competitors.
The enforcement

of a

claim alleging

that a

party illegally

obtained

and was

using the

Company’s

trade secrets

could be
difficult,

expensive

and

time

consuming

and

the

outcome

could

be

unpredictable.

The

failure

to

obtain

or

maintain
meaningful trade secret protection could adversely affect

the Company’s competitive position.
Risks Related to Acquiring Companies
The Company may acquire other companies

in the future and there are risks

inherent in any such acquisition.

Specifically,
there

could

be

unknown

or

undisclosed

risks

or

liabilities

of

such

companies

for

which

the

Company

is

not

sufficiently
indemnified.

Any

such

unknown

or

undisclosed

risks

or

liabilities

could

materially

and

adversely

affect

the

Company’s
financial

performance

and

results

of

operations.

The

Company

could

encounter

additional

transaction

and

integration-
related costs or other

factors such as the

failure to realize all

of the benefits from

such acquisitions. All of

these factors could
cause dilution to the Company’s

earnings per share or decrease

or delay the anticipated accretive

effect of the acquisition
and

cause

a

decrease

in

the

market

price

of

the

Company’s

securities.

The

Company

may

not

be

able

to

successfully
integrate

and

combine

the

operations,

personnel

and

technology

infrastructure

of

any

such

acquired

company

with

its
existing

operations.

If

integration

is

not

managed

successfully

by

the

Company’s

management,

the

Company

may
experience interruptions in its business activities, deterioration of its employee and customer relationships, increased costs of

integration

and

harm

to

its reputation,

all

of which

could

have

a

material

adverse

effect

on

the

Company’s

business,
financial

condition

and

results

of

operations.

The

Company

may

experience

difficulties

in

combining

corporate

cultures,
maintaining

employee

morale

and

retaining

key

employees.

The

integration

of

any

such

acquired

companies

may

also
impose

substantial

demands

on

the

management.

There

is

no

assurance

that

these

acquisitions

will

be

successfully
integrated in a timely manner.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Global Economic Uncertainty
Demand for

the Company’s

products and

services are

influenced by

general economic

and consumer

trends beyond

the
Company’s control. There can be no assurance that the Company’s business and corresponding financial performance will not be adversely affected

by general economic or consumer

trends. In particular,

global economic conditions are still

tight,
and if such conditions continue,

recur or worsen, there can

be no assurance that they

will not have a

material adverse effect
on the Company’s business, financial condition and results

of operations.
Furthermore, such economic conditions have produced downward pressure on stock prices and on the availability of credit
for financial

institutions

and corporations.

If these

levels of

market disruption

and

volatility continue,

the Company

might
experience reductions in business activity, increased funding costs and funding pressures, as applicable, a decrease in the market price of the

Common Shares, a decrease in asset

values, additional write-downs and impairment charges and lower profitability.
Inability to Renew Leases
The Company

may be

unable to

renew or

maintain its

leases (commercial

or real

property)

on commercially

acceptable
terms or

at all.

An inability

to renew

its leases,

or a

renewal of

its leases

with a

rental rate

higher than

the prevailing

rate
under

the

applicable

lease

prior

to

expiration,

may

have

an

adverse

impact

on

the

Company’s

operations,

including
disruption of

its operations

or an

increase in

its cost

of operations.

In addition,

in the

event of

non-renewal

of any

of the
Company’s

leases,

the

Company

may

be

unable

to

locate

suitable

replacement

properties

for

its

facilities

or

it

may
experience delays in relocation that could lead to a disruption in its operations. Any disruption in the Company’s operations could have an adverse effect on its financial condition

and results of operations.
Financial Reporting and Other Public Issuer Requirements
As a public

company,

the Company is

subject to the

reporting requirements

of the Canadian

Securities Administrators,

or
the CSA, and the U.S. Securities Exchange Act of 1934,

as amended, and the rules and regulations of the listing standards of the

TSX and

NASDAQ and

the U.S.

Sarbanes-Oxley Act.

The requirements

of these

laws, rules and

regulations have
increased

and

will

continue

to

increase

the

Company’s

legal,

accounting,

and

financial

compliance

costs,

make

some
activities more difficult, time-consuming, and costly, and place significant strain on the Company’s personnel, systems, and resources. The Company is continuing to develop and refine its disclosure controls and other procedures that are designed
to ensure that

information required to

be disclosed by

the Company in

the reports that

it will file with

the CSA is recorded,
processed, summarized, and

reported within the

time periods specified

in CSA rules and

forms and that

information required
to be

disclosed in

reports under

applicable securities

laws is

accumulated and

communicated to

the Company’s

principal
executive and

financial officers.

The Company

is also

continuing to improve

its internal

control over

financial reporting.

In
order to improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, the
Company has

expended, and

anticipate that

it will continue

to expend,

significant resources,

including accounting-related
costs and significant management oversight.
The Company

has identified certain

material weaknesses in

its internal

controls, as more

fully explained in

its management’s
discussion and

analysis for

the year ended

December 31,

2022, under

“Disclosure

Controls and

Procedures”.

Additional
weaknesses in

the Company’s

disclosure controls

and internal

control over

financial reporting

may also

be discovered

in
the future.

Any failure

to

develop

or maintain

effective

controls

or any

difficulties

encountered

in their

implementation

or
improvement could harm the Company’s results of operations or cause the Company to fail to meet its reporting

obligations
and may result in

a restatement of the Company’s consolidated financial

statements for prior periods. Any

failure to improve
and maintain effective

internal control over

financial reporting also

could adversely affect

the results of

periodic management
evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of the
Company’s

internal control

over financial

reporting that

the Company

will eventually

be required

to include

in its

periodic
reports

that

will

be

filed

with

the

CSA.

Ineffective

disclosure

controls

and

procedures

and

internal

control

over

financial
reporting could

also cause

investors to

lose confidence

in the

Company’s reported

financial and

other information,

which
could have a negative effect

on the trading price of the

Common Shares. In addition, if

the Company is unable to

continue
to meet these requirements, it may not be able to remain

listed on the TSX and/or NASDAQ.
Influence of the Significant Shareholders
To the Company’s

knowledge, no shareholder beneficially owns, or controls or directs, directly or indirectly, more than 10%
of the voting rights attached to the Company’s

outstanding voting securities, except for

Mr. Photis Peter

Pascali, President

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
and

Chief

Executive

Officer

of

the

Company,

who

holds

or

controls,

directly

or

indirectly,

80,925,698

Common

Shares,
representing in

aggregate 45.32

%

of the

total voting

rights attached

to the

outstanding Common

Shares, and

2,500,000
share purchase warrants

and options

to acquire an

additional 6,770,000

Common Shares

(increasing the

total number

of
Common Shares held or controlled, directly or

indirectly, by him to 87,695,698 Common Shares, or 47.31%

or the Common
Shares, on

a fully

diluted basis).

In addition,

from time

to time,

the Company

may have

other shareholders

who have

the
ability to

exercise significant

influence over

matters submitted

to the

shareholders of

the Company

for approval,

whether
subject to approval by a majority of the shareholders of

the Company or subject to a class vote or special resolution.
Limited Control Over the Company’s Operations
Holders

of

the

Common

Shares

have

limited

control

over

changes

in

the

Company’s

policies

and

operations,

which
increases

the

uncertainty

and

risks

of

an

investment

in

the

Company.

The

Board

determines

major

policies,

including
policies regarding

financing, growth,

debt capitalization and

any future

dividends to

shareholders of

the Company. Generally,
the Board may amend or revise these and other policies without a vote of the holders of the Common Shares. The Board’s
broad

discretion

in

setting

policies

and

the

limited

ability

of

holders

of

the

Common

Shares

to

exert

control

over

those
policies increases the uncertainty and risks of an investment in the Company.
Change in Tax Laws
New income, sales, use or other

tax laws, statutes, rules, regulations

or ordinances could be enacted at

any time. Further,
existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to
the Company. These enactments and events could require the Company to pay additional tax amounts on a prospective or retroactive

basis,

thereby

substantially

increasing

the

amount

of

taxes

the

Company

is

liable

to

pay

in

the

relevant

tax
jurisdictions. Accordingly,

these events could decrease the capital

that the Company has available to operate

its business.
Any or all of these events could harm the business and

financial performance of the Company.
Forward-Looking Information
The

forward-looking

information

included

in

this

MD&A

relating

to,

among

other

things,

the

Company’s

future

results,
performance, achievements, prospects, targets, intentions or opportunities or the markets in which

it operates and the

other
statements listed

are based

on opinions,

assumptions and

estimates made

by the

Company’s management

in light

of its
experience and

perception of

historical trends,

current conditions and

expected future developments,

as well

as other

factors
that the Company believes are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will

prove to be correct. The Company’s

actual results in the future may

vary significantly
from the historical and estimated results and those variations may be material. The Company makes no representation that
its actual results in the future will be the same, in whole or in part, as those included in this MD&A.
Credit Facilities
The Company’s

credit facilities and

financing agreements

mature on various

dates. There

can be no

assurance that such
credit

facilities

or

financing

agreements

will

be

renewed

or

refinanced,

or

if

renewed

or

refinanced,

that

the

renewal

or
refinancing will

occur on

equally favourable

terms to

the Company.

The Company

’s ability

to continue

operating may

be
adversely

affected

if

the

Company

is

not

able

to

renew

its

credit

facilities

or

arrange

refinancing,

or

if

such

renewal

or
refinancing, as the case may

be, occurs on terms

materially less favorable to the

Company than at present. The

Company’s
current credit facilities and financing agreements have no imposed financial covenants and obligations on the Company.

In
the event

of the

contrary,

there is

a risk

that such

loans

may go

into default

if there

is a

breach in

complying

with

such
covenants and obligations, which could result in the lenders realizing on their security and causing our shareholders to lose
some or all of their investment.
Risks Related to the Company’s Securities
Potential Volatility of Common Share

Price
The market

price of

the Common

Shares could

be subject

to significant

fluctuations. Some

of the

factors that

may cause
the market price of the Common Shares to fluctuate include:
(i)

the

public’s

reaction

to

the

Company’s

press

releases,

announcements

and

filings

with

regulatory
authorities and those of its competitors;

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
(ii)

fluctuations in broader stock market prices and volumes;
(iii)

changes in market valuations of similar companies;
(iv)

investor perception of the Company,

its prospects or the industry in general;
(v)

additions or departures of key personnel;
(vi)

commencement of or involvement in litigation;
(vii)

announcements

by

the

Company

or

its

competitors

of

strategic

alliances,

significant

contracts,

new
technologies, acquisitions, commercial relationships, joint

ventures or capital commitments;
(viii)

variations in the Company’s quarterly results of operations

or cash flows or those of other comparable
companies;
(ix)

revenues and

operating results

failing to

meet the

expectations of

securities analysts

or investors

in
particular quarter;
(x)

changes in the Company’s pricing policies or the pricing

policies of its competitors;
(xi)

future issuances and sales of Common Shares;
(xii)

sales of Common Shares by insiders of the Company;
(xiii)

third party disclosure of significant short positions;
(xiv)

demand for and trading volume of Common Shares;
(xv)

changes

in

securities

analysts’

recommendations

and

their

estimates

of

the

Company’s

financial
performance;
(xvi)

short-term

fluctuation

in

stock

price

caused

by

changes

in

general

conditions

in

the

domestic

and
worldwide economies or financial markets; and
(xvii)

the other risk factors described under this heading of the MD&A.
The realization

of any

of these

risks and

other factors

beyond the Company

’s control

could cause

the market

price of the
Common Shares to decline significantly.
In addition, broad

market and industry

factors may harm

the market price

of the Common

Shares. Hence, the

price of the
Common Shares

could fluctuate based

upon factors

that have

little or

nothing to

do with

the Company, and these

fluctuations
could materially reduce the price

of the Common Shares

regardless of the Company’s

operating performance. In the past,
following a significant

decline in the

market price of

a company’s

securities, there

have been instances

of securities class
action litigation having been instituted against that

company. If

the Company were involved in any similar

litigation, it could
incur substantial

costs, management’s attention

and resources could

be diverted

and it

could harm the

Company’s business,
operating results and financial condition.
Market Liquidity
The

market

price

for

the

Common

Shares

could

be

subject

to

wide

fluctuations.

Factors

such

as

the

announcement

of
significant

contracts,

technological

innovations,

new

commercial

products,

patents,

a

change

in

regulations,

quarterly
financial results,

future sales

of Common

Shares by

the Company

or current

shareholders, and

many other

factors could
have considerable

repercussions on

the price

of the

Common Shares.

In addition,

the financial

markets may

experience
significant price

and value

fluctuations that

affect the

market prices

of equity

securities of

companies that

sometimes are
unrelated

to

the

operating

performance

of

these

companies.

Broad

market

fluctuations,

as

well

as

economic

conditions
generally may adversely affect the market price of

the Common Shares.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Dividends to Shareholders
The Company does not anticipate

paying cash dividends on the

Common Shares in the foreseeable

future. The Company
currently intends

to retain

all future

earnings to

fund the

development and

growth of

its business.

Any payment

of future
dividends will be at

the discretion of the

directors and will depend

on, among other

things, the Company’s earnings, financial
condition,

capital

requirements,

level

of

indebtedness,

statutory

and

contractual

restrictions

applying

to

the

payment

of
dividends, and other considerations that the directors

deems relevant.
Impact of Future Sales by Existing Shareholders
If the Company’s shareholders sell substantial amounts of

the Common Shares in the public market,

the market price of the
Common Shares could decrease. The

perception among investors that these

sales will occur could also

produce this effect.
All

currently

outstanding

Common

Shares

other

than

those

subject

to

lock-up

agreements

executed

by

certain

existing
shareholders will, subject to applicable securities laws,

generally be immediately available for resale in the public

markets.
Subject to compliance

with applicable

securities laws,

the Company’s

officers, directors

and their affiliates

may sell some
or all of their Common

Shares in the future. No prediction can

be made as to the

effect, if any, such future sales of Common
Shares will

have on

the market

price of

the Common

Shares prevailing

from time

to time.

However,

the future

sale of

a
substantial number of Common Shares by the Company’s

officers, directors and their affiliates, or the

perception that such
sales could occur, could materially

adversely affect prevailing market prices for the

Common Shares.
Additional Common Shares issuable upon the exercise of stock options may also be available for sale in the public market, which

may

also

cause

the

market

price

of

the

Common

Shares

to

fall.

Accordingly,

if

substantial

amounts

of

Common
Shares are sold in the public market, the market price could fall.
Working Capital and Future Issuances
The

Company

may

issue

additional

Common

Shares

in

the

future

which

may

dilute

a

shareholder’s

holdings

in

the
Company. The Articles

permit the issuance of an unlimited number of Common Shares,

and shareholders of the Company
will have no pre-emptive

rights in connection with

any further issuances The

directors of the Company

have the discretion
to

determine

the

provisions

attaching

to

the

Common

Shares

and

the

price

and

the

terms

of

issue

of

further

Common
Shares.
Additional equity

financing may

be dilutive

to holders

of Common

Shares. Debt

financing may

involve restrictions

on the
Company’s financing and operating activities. Debt financing may be convertible into other

securities of the Company which
may result

in immediate

or resulting

dilution. In

either case,

additional financing

may not

be available

to the

Company on
acceptable

terms

or at

all.

If the

Company

is unable

to

raise

additional

funds

as needed,

the

scope

of its

operations

or
growth may

be reduced

and, as

a result,

the Company

may be

unable to

fulfill

its long-term

goals. In

this case,

investors
may lose

all or part

of their

investment. Any

default under

such debt

instruments could

have a

material adverse

effect on
the Company,

its business or the results of operations.
Securities or Industry Analysts
The trading

market

for Common

Shares

could

be

influenced

by the

research

and

reports

that

industry

and/or

securities
analysts may publish about the Company, its business, the market or competitors. If any of the analysts who may cover the
Company’s business change

their recommendation regarding

the Common Shares

adversely,

or provide more favourable
relative

recommendations

about

its

competitors,

the

share

price

would

likely

decline.

If

any

analyst

who

may

cover

the
Company’s business

were to

cease coverage

or fail to

regularly publish

reports on

the Company,

it could

lose visibility

in
the financial markets, which in turn could cause the share price or trading volume to decline.
Risks Related to the Company’s Status as a Foreign

Private Issuer
Information Publicly Available to the Company’s U.S.

shareholders
The Company is

a foreign private

issuer under applicable

U.S. federal securities

laws. As a result,

the Company does

not
file the same reports that a U.S. domestic

issuer would file with the U.S. Securities and Exchange Commission (the

“SEC”),
although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
is required to file in Canada under Canadian Securities Laws, in certain respects the reporting obligations are less detailed
and

less

frequent

than

those

of

U.S.

domestic

reporting

companies.

In

addition,

the

Company’s

officers,

directors

and
principal shareholders

are exempt

from the

reporting and

short-swing profit

recovery provisions

of Section 16

of the

U.S.
Exchange Act.

Therefore, the

Company’s shareholders

may not know

on as

timely a

basis when

the Company’s

officers,
directors and

principal shareholders

purchase or

sell

Common Shares

as the

reporting

periods under

the corresponding
Canadian insider reporting requirements are longer.
As a foreign

private issuer,

the Company is

exempt from

the rules and

regulations under

the Exchange

Act related to

the
furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making

selective

disclosures

of

material

non-public

information.

While

the

Company

complies

with

the

corresponding
requirements relating to proxy

statements and disclosure of

material non-public information under

Canadian securities laws,
these requirements

differ from

those under

the Exchange

Act and

Regulation FD

and shareholders

should not

expect to
receive the

same information

at the

same time

as such

information is

provided by

U.S. domestic

companies. In

addition,
the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as
U.S. domestic companies whose securities are registered

under the Exchange Act.
In

addition,

as

a

foreign

private

issuer,

the

Company

has

the

option

to

follow

certain

Canadian

corporate

governance
practices, except

to the

extent that

such laws

would be

contrary to

U.S. securities

laws, and

provided that

the Company
discloses the requirements it is not following and describe the Canadian practices it follows instead. The Company plans to rely

on

this

exemption.

As

a

result,

the

Company’s

shareholders

may

not

have

the

same

protections

afforded

to
shareholders of U.S. domestic companies that are subject

to all U.S. corporate governance requirements.
Loss of Foreign Private Issuer Status in the Future
In

order

to

maintain

its

status

as

a

foreign

private

issuer,

a

majority

of

the

Company’s

Common

Shares

must

be

either
directly

or

indirectly

owned

by

non-residents

of

the

U.S.

unless

the

Company

also

satisfies

one

of

the

additional
requirements necessary

to preserve

this status.

The Company

may in

the future

lose its

foreign private

issuer status

if a
majority of the

Common Shares

are held

in the United

States and

the Company

fails to meet

the additional

requirements
necessary to avoid

loss of foreign

private issuer

status. The

regulatory and compliance

costs to the

Company under

U.S.
federal

securities

laws

as

a

U.S.

domestic

issuer

may

be

significantly

more

than

the

costs

the

Company

incurs

as

a
Canadian foreign private

issuer eligible to

use the multi-jurisdictional

disclosure system ("MJDS").

If the Company

is not a
foreign private

issuer,

it would

not be eligible

to use

the MJDS

or other

foreign issuer

forms and

would be

required to

file
periodic

and

current

reports

and

registration

statements

on

U.S.

domestic

issuer

forms

with

the

SEC,

which

are

more
detailed and extensive than the forms available

to a foreign private issuer.

In addition, the Company may lose the

ability to
rely upon exemptions from NASDAQ corporate governance

requirements that are available to foreign private

issuers.
Inability for U.S. Investors to Enforce Certain Judgments
The Company is a corporation existing

under the Canada Business Corporations Act. A number of

the Company’s directors
and officers are

residents of Canada,

and substantially all

of the Company’s

assets are located

outside the United

States.
As a result, it may be difficult to effect service within the United States upon the Company or upon its directors and officers.
Execution by

United States

courts of

any judgment

obtained

against the

Company

or any

of the

Company’s

directors or
officers

in

United

States

courts

may

be

limited

to

the

assets

of

such

companies

or

such

persons,

as

the

case

may

be,
located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the
United

States

upon

judgments

of

courts

of

the

United

States

predicated

upon

civil

liability

and

the

civil

liability

of

the
Company’s directors and

executive officers under

the United States

federal securities laws.

The Company has

been advised
that a

judgment of

a U.S.

court predicated

solely upon

civil liability

under U.S.

federal securities

laws or

the securities

or
“blue sky”

laws of

any state

within the

United States,

would likely

be enforceable

in Canada

if the

United States

court in
which the judgment was obtained has a basis

for jurisdiction in the matter that would be recognized

by a Canadian court for
the same purposes. However, there may be doubt

as to the enforceability in Canada

against these non-U.S. entities or their
controlling persons,

directors

and officers

who are

not residents

of the

United States,

in original

actions or

in actions

for
enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.
Risks Relating to the Company’s Status as

an "Emerging Growth Company" Under U.S. Securities

Laws
The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS
Act, enacted on April 5, 2012),

and the Company will

continue to qualify as an

emerging growth company until

the earliest

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
to

occur

of:

(a) the

last

day

of

the

fiscal year

during

which

the

Company

has

total

annual

gross

revenues

of
US$1,070,000,000 (as

such amount

is indexed

for inflation

every five

years by

the SEC)

or more;

(b) the last

day of

the
fiscal year

of the

Company

following the

fifth anniversary

of the

date of

the

first sale

of common

equity securities

of the
Company

pursuant

to

an

effective

registration

statement

under

the

United

States

Securities

Act

of

1933,

as

amended;
(c) the date on which the

Company has, during the previous three year period, issued

more than US$1,000,000,000 in non-
convertible debt;

and (d) the date

on which

the Company is

deemed to

be a

"large accelerated filer",

as defined

in Rule 12b-2
under the Exchange Act. The Company will qualify as a large, accelerated filer (and would cease to be an emerging growth
company) at

such time

when on

the last

business day

of its

second fiscal

quarter of

such year

the aggregate

worldwide
market value of its common equity held by non-affiliates

will be US$700,000,000 or more.
For so long as the Company

remains an emerging growth company,

it is permitted to and intends

to rely upon exemptions
from certain disclosure

requirements that are applicable

to other public

companies that are not

emerging growth companies.
These exemptions include

not being

required to comply

with the auditor

attestation requirements of

Section 404 of the

JOBS
Act.

The

Company

takes

advantage

of

some,

but

not

all,

of

the

available

exemptions

available

to

emerging

growth
companies.

The

Company

cannot

predict

whether

investors

will

find

the

Common

Shares

less

attractive

because

the
Company relies

upon certain

of these

exemptions. If

some investors

find the

Common Shares

less attractive

as a

result,
there may be a less active trading market

for the Common Shares and the Common

Share price may be more volatile. On
the other

hand, if

the Company

no longer

qualifies as

an emerging

growth company,

the Company

would be

required to
divert additional management time

and attention from the Company

’s development and other

business activities and incur
increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively
impact the Company’s business, financial condition

and results of operations.
OUTLOOK
In 2022, PyroGenesis

remained focused

on driving

its major

lines of business

toward widespread

acceptance, moving

its
newer innovations closer to commercialization, finding efficiencies,

and maintaining margin – all while providing the type of
superior service and solutions that have endeared the

Company to large global public, private, and government

partners.
The information below represents important highlights

from the past year, followed

by an outline of the company’s strategy
and outlook for 2023.
Key Strategic Actions
Major Deliverables
• Titanium Powder Commercial Orders:

During 2022, the Company announced

it had received and completed its
first two commercial orders for

Titanium powders using its NexGen™ plasma atomization process.

The first, for 100

kg, was
under

its mutually

exclusive

partnership

agreement

with

Aubert

& Duval,

a major

supplier of

metal

powders

for additive
manufacturing serving the

Aerospace, Energy,

Transport, Medical,

Defense, and Automotive

sectors; the second, also

for
100 kg, was to a confidential customer.
•
Iron

Ore

Pelletization

Torches:

During

2022,

the

Company

continued

to

progress

its

major

initiative to

supply
electric

plasma

torch

systems

to

large

iron

ore

companies

for

first-ever

trials

in

this

important

upstream

part

of

the
steelmaking process.

In July

2022, the

first plasma

system plus

required components

was completed

and delivered

to a
client. Subsequent to year

-end 2022, in January

2023, four electric plasma

torch systems plus

required components were
delivered to

a second

client. These

clients are

two of

the largest

iron ore

companies

in the

world and

each has

made a
significant

financial

and

logistical

commitment

over

the

past two

years

to test

plasma

as a

possible

replacement

for the
diesel and/or natural gas furnace

burners needed for iron

ore pellet baking. Live

onsite trials and testing

will be conducted
per client-defined scheduling,

based on the Client’s

own resourcing and

logistical decisions of which

the Company has no
input.
•
Metal Powder

Aerospace Client

Qualification:

In September

2022, the

Company announced

it had

completed
the

in-house

quality

audit

of

its

NexGen™

metal

powder

production

facility

and

process,

which

it

also

later

passed
subsequent to year-end

2022, by a

large global aerospace

client. The in-house

audit was part

of an almost

two year long
process of qualification

by the client,

towards an end-goal

of being a

certified supplier of

titanium metal powders to

the client,
its suppliers, and service centers. With the audit completed,

the last step is a testing of the Company’s

powders, which will
be conducted per client-defined scheduling.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Innovations
•
Aluminum Scrap

Remelting:

in May

2022, the

Company announced

it had

undertaken a

joint evaluation

with a
major manufacturer to

test PyroGenesis’ zero-emission

plasma torches in

the Client’s aluminum

scrap remelting and

holding
furnaces. This was one

of several secondary or

tertiary aluminum producers

who are investigating the

Company’s electric
plasma torches to replace fossil fuels in recycled aluminum

production, holding tank heating, or cast houses.
• Carbon-anode baking:

The Company

announced in

June 2022 it

had undertaken

a joint initiative

with a premier
applied engineering and process optimization

firm in the global aluminum industry,

focused on utilizing PyroGenesis’ zero-
emission

plasma

torches

in

carbon

anode

baking

–

a

vital

upstream

step

in

the

aluminum

production

process.

Carbon
anodes, which

are used

as an

electrical conductor

during the

aluminum smelting

process but

constantly

consumed,

are
traditionally produced

using natural

gas baking;

reducing fossil

fuel use

while optimizing

the anode

baking process

is an
objective in the industry for manufacturers of high-grade

anodes.

• Spent-pot linings:

The Company continues

to progress

the previously announced

initiative to develop

a solution
to recover residues of aluminum pot linings, in conjunction

with project partner Aluminerie Alouette (co-owned

by Rio Tinto
and Norsk

Hydro), the

largest primary

aluminum smelter

in the

Americas. The

solution under

development is

intended to
safely

recover

valuable

metals

and

various

compounds

from

the

heavily

contaminated

carbon-lined

cells

or

“pots”

from
inside a smelter, which degrade over time

and must be removed

and safely disposed. The project

evolved throughout 2022,
with

additional

technology

benchmarks

being

met,

and

with

the

Company

and

Aluminerie

Alouette

deepening

their
relationship with a further commitment.
•
Magnesium

Recovery and

Valourization:

in September

2022, the

Company

announced it

was

selected

by an
international

producer

of magnesium

metal to

develop

two processes:

a method

to clean

and decontaminate

particulate
matter produced

during primary

magnesium production,

and to

process the

metal waste

stream known

as dross,

for the
purpose of recovering valuable

metal. Dross recovery is

not widespread in the

magnesium industry,

due to the complexity
of the process and the

inherent challenges of working with magnesium – a

very combustible and volatile metal that is highly
reactive

to

oxygen.

With

PyroGenesis’

expertise

in

recovering

high-value

metal

from

dross

in

other

industries

(such

as
aluminum), the Company believes it has the solution to the specific challenges posed by magnesium, potentially opening a large opportunity for growth, while decreasing the Client’s

environmental impact.
•
Turquoise

Hydrogen

Production:

The

Company

continues

to

progress

the

previously

announced

initiative

to
produce

an

environmentally

friendly

hydrogen.

In

November

2022,

the

Company

successfully

produced

hydrogen

from
methane using

this ZCE

hydrogen production

technology

which, because

it uses

electricity in

the form

of plasma,

rather
than combustion

of fossil

fuels, is

typically referred

to as

“Turquoise

Hydrogen”. A

solid carbon

byproduct that

has many
industrial applications (including the production of

car tires, coatings, plastics, and

batteries), and is considered an

essential
raw material, is also produced through the process.
Operational
•
European

Metal

Powders

Production:

Throughout

2022,

the

Company

continued

to

evolve

its

strategy,

first
announced in

July 2022,

for European

market expansion

for its

titanium metal

powder

line of

business. With

the goal

to
eventually build

and operate

a metal

powder production

facility in

Europe. Subsequent

to year-end

2022, in

Q1 2023

the
Company announced

expansion

of its

strategy

team,

with the

hiring of

a key

Europe-based

executive with

a long

track-
record across sales,

marketing, and business

process in the

metals industry, particularly the aerospace,

space, and defense
markets.
• Quality Management Process Certification:

In November 2022, the Company passed its annual quality audit for two key international standards: ISO 9001:2015, and AS9100D, the latter being a quality management designation specific to the

aerospace

industry.

The audits

encompassed

all of

PyroGenesis’

facilities

for the

purpose of

meeting

compliance
with

the

existing

quality

management

designations.

Additionally,

as

a

result

of

this

audit,

the

Company’s

newest

facility
located at

9371 Wanklyn

St. in

LaSalle, Quebec,

was officially

added to

the ISO

9001:2015 certification.

Separately,

the
Company continues

its path to

become ISO 13485:2016

certified, a Quality

Management System

designation required by
most manufacturers within the medical devices and related services industry.
Financial

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
• Private Placement:

In October

2022, the

Company announced the

completion of a

non-brokered private placement
consisting of the issuance and sale of 1,014,600 units of the Corporation at a price of $1.30 per Unit, for gross proceeds of
$1,318,980 to the Company. The closing price of the common shares of the

Company on October 18, 2022, the last

trading
day prior to the closing of the Private Placement, was $1.17. Each Unit consists of one common share of the Company and
one Common Share purchase warrant. Each Warrant entitles the holder thereof to purchase one Common Share at a price of $1.75 until October 19,

2024. The Common Shares

and Warrants issued

in connection with the Private

Placement, and
the Common

Shares underlying

the Warrants,

are subject

to a statutory

hold period

of four months

and one

day from the
date of closing, in accordance with applicable securities

legislation.
Outlook
Consistent with the Company’s past

practice, and in view of

the early stage of

market adoption of our

core lines of business,
we are not providing specific revenue or net income (loss)

guidance for 2023.
In 2023,

we continue

our plan

to increase

sales, marketing,

and R&D

efforts in-line

– and

in some

cases ahead

of –

the
growth curve for industrial change related to greenhouse gas reduction efforts. This includes expanded technology offering and capabilities across the industrial value chain, using

an updated strategy that sees the Company bundle

its solution-set
into verticals that represent key economic drivers for

heavy industry.
Overall Strategy

PyroGenesis’

provides

technology

solutions

to

heavy

industry

that

leverage

off

the

Company’s

proprietary

position

and
expertise

in

ultra-high

temperature

processes.

The

Company

has

evolved

from

its

early

roots

of

being

a

speciality-
engineering firm to being a

provider of a robust technology

eco-system for heavy industry

that helps address key

strategic
goals.
Aligning Business Lines to Economic Drivers

As interest in

the Company’s

products has increased,

and the variety

of uses for

its core technologies

has expanded,

the
Company

has

evolved

its

strategy

to

concentrate

its

solution

set

under

three

categories.

These

categories

represent
economic drivers that are key to global heavy industry:
1.
Energy Transition & Emission

Reduction:
•

fuel switching,

utilizing the

Company’s electric-powered

plasma torches

and biogas

upgrading technology

to help
heavy industry reduce fossil fuel use and greenhouse gas

emissions.
2. Commodity Security & Optimization:
•

recovery of viable

metals, and optimization of

production to increase output,

to maximize raw materials

and improve
availability of critical minerals.
3. Waste Remediation:
•

safe

destruction

of

hazardous

materials,

and

the

recovery

and

valorization

of

underlying

substances

such

as
chemicals and minerals.

PyroGenesis Canada Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022, and

2021

| Page
Within each

category the

Company offers

several solutions

at different

stages leading

up to

commercialization,

including
the partial list in the diagram below:
The Company’s

believes its

strategy to

be timely,

as multiple

heavy industries

are committing

to major

carbon and

waste
reduction

targets

at

the

same

time

as

many

governments

are

increasingly

funding

environmental

technologies

and
infrastructure

projects

– all

while both

are making

efforts

to ensure

the

availability

of critical

minerals

during

the coming
decades of increased output demand.
While there can

be no guarantee,

the Company believes

this evolution of

its strategy beyond

a greenhouse

gas emission
reduction emphasis, to an

expanded focus that encapsulates

the key verticals listed above,

both improves the Company’s
chances for success while also providing a clearer

picture of how the Company’s wide array

of offerings work in tandem to
support heavy industry goals.
PyroGenesis’ market

opportunity remains

large, as

major industries

such as

aluminum, steelmaking,

manufacturing, and
government require factory-ready, technology-based solutions to help steer

through the paradoxical

landscape of

increasing
demand and tightening regulations and material availability.
As more of the Company’s

offerings reach full commercialization,

PyroGenesis will remain focused on

attracting influential
customers in broad markets and ensuring that operating

expenses are controlled to achieve profitable growth.
FURTHER INFORMATION
Additional

information

relating

to

Company

and

its

business,

including

the

2022

consolidated

financial

statements,

the
Annual Information Form and

other filings that

the Company has

made and may

make in the

future with applicable

securities
authorities, may be found on or through SEDAR

at www.sedar.com,

EDGAR at www.sec.gov

or the Company’s website at
www.pyrogenesis.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s
securities and securities authorized

for issuance under equity

compensation plans, is also

contained in the Company’s

most
recent management information circular for the most recent

annual meeting of shareholders of the Company.